ANNUAL REPORT 2003





nature/Date
A, B and C of the Certificate of Medical Necessity (including
signed by me. I certify that the medical necessity information
y falsification, omission, or concealment of material fact in that
(SIGNATURE AND DATE STAMPS ARE NOT ACCEPTABLE)
UNITED STATES POSTAL SERVICE.
Electronic Postmark
Your letter brought wonderful news. I am delighted to accept the position o
advertising manager of Contoso, Ltd.
As you suggested, I will report to the receptionist at 9 a.m. on July 21 and th
directly to your office.
I thoroughly enjoyed meeting you and the others on your staff, and I really l
to joining you.
Sincerely,
UNITED STATES POSTAL SERVICE.
Electronic Postmark
Digitally Signed By:
John Q. Public
Date: 09/15/03
Time: 15:45:13 GMT
ID: 12345ASQ4
John Q. Public

04000787

AuthentiDate™ Holding Corp.

To Our Shareholders, Clients and Friends:

I believe fiscal year 2003 can be described as a year of traction and a year of streamlining operations.

Early in the year, we signed the agreement with the United States Postal Service (USPS) to provide the management, technology and support for the Postal Service's Electronic Postmark (EPM) service. While the announcement of this agreement was made early in the year, it wasn't until recently that we have been able to offer this as an extension to Microsoft Word. You have probably heard me express my excitement about this technology and I believe now, more than ever, that this will prove to be a watershed technology. We intend to provide you updates on our progress throughout the current year on the EPM.

As I mentioned, it was a year of traction and our Authentidate International operations are a prime example of the traction our technology is gaining overseas. Our German subsidiary was able to sign agreements with T-Systems, a subsidiary of Deutsche Telecom and the second largest systems retailer in Europe; ISKV, a leading German Health Organization; Océ Document Technologies (OCE), a leading company in character recognition and information processing; and Kaufmaennische Krankenkasse (KKH), Germany's third largest health insurance corporation.

Subsequent to the end of the fiscal year, Authentidate International AG also signed agreements with the German Federal Ministry of Economics and Labour (BMWA) and Dow Chemical. We look forward to this year as we expand this impressive list of clients.

While the progress with the USPS EPM extension for Microsoft Word was certainly exciting news for us here in the U.S., our Trac Medical Solutions (TracMed) subsidiary had a year that can be classified as a year of "firsts". In the first month of the fiscal year, Trac Medical signed its first revenue-generating contract. The following month, TracMed was instrumental in completing the first electronic Certificate of Medical Necessity (CMN). We believe the cost savings from this technology will have a major impact on the durable medical supply industry, as well as the healthcare industry as a whole and will allow companies to drastically reduce their days sales outstanding.

Like our Authentidate International subsidiary, we believe that TracMed is poised to produce better results this year, and we will keep you informed on the progress they make throughout the year.

While certainly the traction that was generated by our Authentidate businesses was exciting, I would be remiss if I didn't mention our DocStar and DJS segments. Both continue to be profitable and because of that we have been able to lean on them during our development of the EPM. DocStar continues to grow and is evolving into a software company with good synergies with Authentidate and the EPM technology. I would like to thank all of our employees within the DocStar and DJS segment who have focused on producing good results, which in turn has enabled us to develop an exciting technology which I believe will revolutionize the way we do business.

While I think I have clearly detailed the traction our operations generated during the year, I should point out some streamlining we did in our operations. In June, we announced that we had cut approximately $1 million from our operating costs. The effects of these cuts will not begin to be seen until we begin reporting our results for the current fiscal year.

I believe with the streamlining of our operations and the traction we generated in the early stage of our operations both here and in Europe, we are poised for an exciting fiscal year ahead.

Your support this past year and in previous years is greatly appreciated and we intend to look for new ways to implement this technology and create a company which you are proud to own.

Sincerely,



John Botti
Chairman and CEO

Selected Financial Data

The following selected financial data should be read in conjunction with the Consolidated Financial Statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Year Ended June 30,	2003	2002	2001	2000	1999
Statement of Operations Data					
Net Sales	$ 25,286,471	$ 16,642,904	$ 17,860,544	$ 15,289,738	$ 17,094,765
Gross Profit	6,116,635	4,552,369	3,677,098	2,879,320	5,500,777
Net (Loss) / Net Income	(9,839,309)	(9,951,402)	(9,340,103)	(5,274,043)	(3,166,488)
Basic and Diluted Net (Loss) / Net Income Per Common Share	(0.50)	(0.69)	(0.63)	(0.49)	(0.43)
Balance Sheet Data					
Current Assets	7,367,295	7,320,024	13,524,429	15,232,894	9,857,681
Current Liabilities	5,443,690	5,727,588	4,004,905	1,809,264	6,225,966
Working Capital	1,923,605	1,592,436	9,519,524	13,423,630	3,631,715
Total Assets	25,045,840	26,051,986	25,867,905	21,128,335	14,484,984
Total Long Term Liabilities	(2) 5,733,500	2,379,064	2,325,168	2,351,253	(1) 5,327,901
Stockholders' Equity	13,868,650	17,945,334	19,537,832	16,967,818	3,335,705

(1) Long-term liabilities excluding discount of $404,588
(2) Long-term liabilities excluding discount of $3,108,485

Safe Harbor Statement

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this report, the words "believe," "anticipate," "think," "intend," "plan," "will be," "expect", and similar expressions identify such forward-looking statements. Such statements regarding future events and/or our future financial performance are subject to certain risks and uncertainties, which could cause actual events or our actual future results to differ materially from any forward-looking statement. Such risks and uncertainties include among other things, the availability of any needed financing, our ability to implement our business plan for various applications of our technologies, the impact of competition, the management of growth, and other risks and uncertainties that may be detailed from time to time in our reports filed with the securities and exchange commission. In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

We are involved in the development of security software technology, document imaging software products and systems integration services and products. Our products include DocStar document imaging software products, the Authentidate authentication and security software products and system integration services and products through our DJS subsidiary. We also offer, through our Trac Medical Solutions subsidiary, the CareCert™ Internet-based medical forms processing service. Authentidate products are sold by Authentidate, Inc., Trac Medical Solutions, Inc., and Authentidate International, AG. Approximately $1.4 million in revenues during the fiscal year ended June 30, 2003 were generated from our Authentidate-related businesses. The balance of our revenues generated during the 2003 fiscal year were derived from our DocStar and DJS segments.

DJS is an authorized sales and support provider for software products such as Microsoft Solutions and Lotus Notes. DJS sells computer hardware and provides software and integration services to businesses to meet their data management needs.

We established our Authentidate subsidiary during the fiscal year ended June 30, 2000 to engage in the business of providing end users with a software-based security service designed to accept and store a digital code through the Internet which enables users to prove the authenticity of the date, time and the content of any electronic document. The Authentidate product was released for sale in May, 2001. We contemplate that product integration development work will be necessary for each application or customer. We are in the process of selling this product and began to record revenue during the fiscal year ended June 30, 2002. We currently own approximately 98% of Authentidate, Inc.

On July 31, 2002, we entered into a strategic alliance agreement with the United States Postal Service to serve as the preferred provider of the USPS Electronic Postmark® (EPM) service. Under the terms of the agreement, our subsidiary, AuthentiDate, Inc., provides the management, technology and support for the United States Postal Service's EPM system. The USPS Electronic Postmark® provides evidence that the content of a document or file existed at a specific date and time and is intended to protect the integrity of the document or file by ensuring that it cannot be altered without detection. The EPM uses our patent pending technology offering highly sophisticated encryption methodology ensuring document authenticity and is intended to be able to be added to any application regardless of the computing platform or operating system. In order to facilitate this product launch, we entered into development and promotional agreements with Microsoft Corporation and an affiliate of Microsoft in order to create the necessary software interfaces to Microsoft Office®. We anticipate a general release of this product during the first half of the fiscal year ending June 30, 2004.

In March 2002, we acquired all the outstanding capital stock of Authentidate International, AG. We previously owned 39% of the Authentidate International. Authentidate International sells the Authentidate product in the European marketplace and is currently focusing on the German market. Authentidate International entered into revenue generating agreements during the 2003 fiscal year through which it expects to realize revenue from a combination of installation and transactions fees.

We also organized Trac Medical Solutions during the fiscal year ended June 30, 2001 in order to develop a business model to apply the Authentidate technology to the medical supply business relating to the automation and processing of Certificates of Medical Necessity. During the fiscal year ended June 30, 2002, Trac Medical developed its CareCert™ service and entered into its first revenue-generating agreements during the 2003 fiscal year. In March 2003, we acquired the outstanding minority interest of Trac Medical Solutions (approximately 14%) and now own 100% of Trac Medical Solutions.

During our fiscal year ended June 30, 2001, we established a joint venture, Authentidate Sports, Inc., to develop an application of our Authentidate technology to the field of signature authentication relating to sports memorabilia and entertainment collectibles. During the fiscal year ended June 30, 2003, we ceased the operations of the venture. Authentidate Sports was structured as a 50/50 non-consolidated joint venture between us and another co-venturer and was accounted for on the equity basis.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to new product launches, bad debts, inventory obsolescence, recoverability of equity investments, intangible assets, software capitalization and deferred tax assets and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results for which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions.

We believe the following critical accounting policies require significant judgments and estimates used in the preparation of our consolidated financial statements. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We loaned $500,000 to an unrelated company in a planned acquisition, Zylab International, Inc. Our loan to Zylab was collateralized by all of Zylab's assets, including all of its intellectual property. As of June 30, 2002, Zylab had defaulted on the notes. On September 23, 2002, we closed on a transaction pursuant to which our loan was repaid on the following terms. Zylab made payment to us of $350,000 in cash and $50,000 in prepaid license fees for a product DocStar licenses from Zylab. The remaining $100,000, which was reserved for in fiscal 2002, was written off during the fiscal year ended June 30, 2003. As of June 30, 2003, we have fully utilized the prepaid licenses.

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write downs may be required.

We hold an interest in a non-consolidated joint venture having operations or technology in areas within our strategic focus, none of which are publicly traded. We monitor the financial condition and results of such company; however, future adverse changes in market conditions or poor operating results of the underlying investments could result in losses or an inability to recover the carrying value, thereby possibly requiring an impairment charge in the future. We ceased operations of this entity during the fiscal year ended June 30, 2003 and recorded a loss of $515,000.

We have capitalized goodwill related to our acquisitions of Authentidate International AG and Trac Medical Solutions, Inc., for which the recoverability of such capitalized goodwill is highly dependent on the future success of the marketing and sales of such product. If the product is not well received by the marketplace and our future forecasted revenue and profitability from such product launch is less than anticipated, the carrying value of goodwill may be impaired and require an impairment charge in the future.

We record a full valuation against our deferred tax assets when we believe it is more likely than not that such deferred tax assets will not be realized.

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes contained elsewhere in this Form 10-K.

Results of Operations

Fiscal Year 2003 Compared to Fiscal Year 2002

We realized a consolidated net loss of $9,839,309 ($.50 per share) and $9,951,402 ($.69 per share) for the fiscal years ended June 30, 2003 and 2002, respectively.

As reported in Footnote 17 (Segment Information) to the Consolidated Financial Statements appearing in this Form 10-K, the net loss is the result of losses incurred primarily by our Authentidate segment. Our Authentidate segment has incurred significant sales, marketing, development and general administrative expenses this year and last in an effort to complete the product development efforts and generate sales.

The consolidated net loss is $112,093 less in 2003 as compared to 2002. DocStar reported an increase in segment profit from $287,859 in 2002 to $796,866 in 2003 and DJS realized an increase in segment profit from $96,801 in 2002 to $146,917 in 2003. The Authentidate segment, which includes Authentidate, Authentidate International and Trac Medical Solutions, reported an increase in segment losses from $5,723,055 in 2002 to $5,974,728 in 2003.

Consolidated net sales were $25,286,471 and $16,642,904 for the fiscal years ended June 30, 2003 and 2002, respectively. As reported in Footnote 17 to our Consolidated Financial Statements, most of the increase is due to an increase in sales realized by DJS as a result of its shift in the product mix of sales. The increase in DJS sales from $9.9 million to $17.1 million was primarily the result of an increase in direct computer hardware sales this year compared to last year. During the fiscal year ended June 30, 2002, DJS had a significant amount of indirect sales. In an indirect sale DJS passes the hardware sale on to a national distributor or manufacturer and realizes a fee from the distributor and DJS records this fee as a sale. The fee is generally a percentage of the total sale. In a direct sale DJS would purchase the hardware from the distributor or manufacturer and resell it to its customer, and would record the entire hardware sale. In a direct sale, the sales revenue is much higher than an indirect sale and so is the cost of sale. However, in either scenario the gross profit dollars are about the same. The DJS sales mix of direct sales to indirect sales is dictated by market conditions and is determined by the customer and/or vendor. One company represented approximately 73% of DJS's net sales for fiscal 2003 as compared to 22% for fiscal 2002. Sales also increased in the Authentidate segment for the fiscal year ended June 30, 2003 by $1.3 million (of which approximately $0.8 million related to Authentidate International) as a result of increased customer acceptance of Authentidate software services. DocStar sales increased slightly for the fiscal year ended June 30, 2003 as compared to the prior fiscal year.

Consolidated gross profit for the fiscal years ended June 30, 2003 and 2002 was $6,116,635 and $4,552,369, respectively. This increase is due to the decrease in the cost of sales experienced by our DocStar division. The Authentidate segment also realized a smaller gross loss in fiscal 2003 as compared to fiscal 2002 due to an increase in sales, as mentioned above.

Our consolidated gross profit margin was 24.2% and 27.4% for the years ended June 30, 2003 and 2002, respectively. DJS realized a decrease in profit margins compared to last year due to the shift in product mix discussed above, as direct sales have a lower gross profit margin than indirect sales. In addition, the DJS profit margins have been negatively affected by competitive pressure in the current economy. DJS realized a gross profit margin of 11.8% in 2003 compared to 20.8% in 2002. Offsetting the reduced profit margins of DJS was an increase in gross profit margins for DocStar. DocStar's gross profit margin increased from 54.2% to 64.2% from 2002 to 2003. This increase is due to reduced direct material costs due to better purchasing and a general reduction in component parts throughout the computer industry and because of a strategic shift in the business away from hardware and into software-only sales. The Authentidate segment realized a gross loss of $269,592 in 2003 compared to $1,175,669 in 2002. Gross profit margin is defined as gross profit as a percentage of sales.

Selling, general and administrative expenses (S,G&A) consist of all our other expenses except product development costs and interest. S,G&A expenses amounted to $12,600,901 and $11,470,073 for the years ended June 30, 2003 and 2002, respectively. This increase in S,G&A expenses is primarily the result of our consolidation of the financial statements of Authentidate International for the entire 2003 fiscal year. During the fiscal year ended June 30, 2002, Authentidate International was treated as an unconsolidated affiliate until we acquired 100% of the capital stock of Authentidate International in March 2002, at which time it became a fully consolidated subsidiary.

As a percentage of sales, S,G&A costs were 49.8% and 68.9% for the years ended June 30, 2003 and 2002, respectively. This percentage decrease is primarily due to the increase in consolidated sales as discussed above.

Interest expense was $871,856 and $124,824 for the years ended June 30, 2003 and 2002, respectively. The increase is primarily due to interest accrued on $6.4 million of convertible debentures which were issued during October 2002 and May 2003. We recorded non-cash interest expense of approximately $489,000, during the year ended June 30, 2003, relative to the amortization of debt discount on the convertible debentures, which is more fully explained in Footnote 18 to the Consolidated Financial Statements. In addition, we are required to pay interest on the convertible debentures in the amount of 7% per annum, which resulted in interest expense of approximately $171,000 for the year ended June 30, 2003. Finally, we incurred minor additional interest expense during the fiscal year ended June 30, 2003 as a result of new equipment and software leases entered into by the Authentidate segment and by DJS from borrowings on its line of credit. The current balance on this line of credit is approximately $878,000.

During the fiscal year ended June 30, 2003, interest and other income increased to $572,481 as compared to $180,360 for the fiscal year ended June 30, 2002. This $392,121 increase was primarily due to amounts we received as compensatory payments from various funding sources due to the events of September 11, 2001 as our subsidiary, Authentidate, Inc., maintains its headquarters in lower Manhattan.

Product development expenses, excluding capitalized costs, primarily relate to software development for the Authentidate Segment. These costs were $2,534,777 and $2,170,173 for the years ended June 30, 2003 and 2002, respectively. We have a policy of capitalizing qualified software development costs after technical feasibility has been established and amortizing those costs over three years as cost of sales. The amortization expense of software development costs amounted to approximately $1.1 million for each of the years ended June 30, 2003 and 2002.

Fiscal Year 2002 Compared to Fiscal Year 2001

We realized a consolidated net loss of $9,951,402 ($.69 per share) and $9,340,103 ($.63 per share) for the fiscal years ended June 30, 2002 and 2001, respectively. Consolidated net sales totaled $16,642,904 and $17,860,544 for the fiscal years ended June 30, 2002 and 2001, respectively.

The sales decrease is due to a decrease in sales from our DJS Marketing, Inc. (DJS) subsidiary, where sales decreased from $11,620,407 to $9,871,923 during the fiscal year ended June 30, 2002. Offsetting this decrease were improved sales in our DocStar Division, where sales increased from $6,239,579 to $6,719,803. Our Authentidate subsidiaries, including Trac Medical and Authentidate International, had sales of $51,178 through June 2002.

Sales declined in DJS for two reasons. The primary reason is a change in business strategy as DJS sold a greater volume of hardware on an indirect sales model, where the sale is passed on to the manufacturer and DJS receives a fee. The gross margin is essentially the same as with a direct sales approach, but DJS can reduce inventory levels and has lower bad debt risks. The second rea-

Management's Discussion and Analysis of Financial Condition and Results of Operation

son for the decrease in sales by DJS is the recessionary pressures confronting the technology industry in DJS' market area. We cannot quantify the exact effect these pressures have contributed to the sales decline. DocStar sales increased due to increased demand for its document imaging products, as well as due to the release of a new version of the software which operates the DocStar unit, Version 3.0.

The consolidated net loss increase is mainly attributable to losses incurred by our Authentidate and Trac Medical subsidiaries. Please see footnote 17, "Segment Reporting," in the consolidated financial statements. The segment profit for DJS was $96,801 and the segment profit for DocStar was $287,859. The Authentidate business line, which includes Authentidate, Inc., Authentidate International AG and Trac Medical Solutions, Inc., incurred significant selling, general and administrative expenses in the process of building a team of experienced managers and professionals and developing a market for their products. Major expenses include compensation and benefits, professional fees, public relations, amortization, rent, advertising and marketing. Authentidate International revenue is only included subsequent to March 15, 2002, the date our acquisition was consummated. The Authentidate segment loss was $5,723,055. Corporate expenses also increased due to a reduction in interest income.

Consolidated gross profit for the fiscal years ending June 30, 2002 and 2001 was $4,552,369 and $3,677,098, respectively. This increase is due to the sales increase of DocStar discussed above. The consolidated profit margin was 27% and 21% for the years ending June 30, 2002 and 2001, respectively. Gross profit margin is defined as gross profit as a percentage of sales. The increase in gross profit margin is due to DocStar, which realized a gross profit margin of 54% for the current fiscal year compared to 37% last year. The increase is due to sales volume increases, component cost reductions and increased efficiencies in assembly.

Selling, general and administrative expenses (S,G&A) consist of all of our other expenses except product development expenses and interest. S,G&A expenses amounted to $11,470,073 and $11,950,719 for the twelve months ended June 30, 2002 and 2001, respectively. The decrease is mainly due to the Authentidate businesses which have been controlling costs in an effort to reduce the cash flow burn rate. DJS S,G&A expenses decreased slightly during the same period. DocStar S,G&A expenses increased by approximately $600,000 during the fiscal year ended June 30, 2002. The parent company also incurred a corporate non-cash expense of $518,000 for stock compensation expense as a result of the stock conversion to Authentidate Holding Corp. As a percentage of sales, S,G&A costs were 69% and 67% for the years ended June 30, 2002 and 2001, respectively.

Interest expense was $124,824 and $124,816 for the years ended June 30, 2002 and 2001, respectively. Our borrowing levels remained relatively constant during these periods and interest rates remained unchanged on our long term debt.

Product development expenses, excluding capitalized costs, relate to software development for our Authentidate businesses and for DocStar. These costs totaled $2,170,173 and $1,221,639 for the years ended June 30, 2002 and 2001, respectively. The increase is due to product development of the Authentidate business segments. We have a policy of capitalizing qualified software development costs after technical feasibility has been established and amortizing those costs over three years as cost of sales.

Liquidity and Capital Resources

Our primary sources of funds to date have been the issuance of equity securities and the incurrence of third party debt. The principal balance of long-term debt at June 30, 2003 totaled $1,549,940, of which $1,281,700 relates to a mortgage loan on our principal office located in Schenectady, New York and $268,240 relates to a note payable to our Chief Executive Officer in connection with the purchase of 100 shares of Series A Preferred Stock. We also have long-term convertible debentures in the aggregate principal amount of $6,425,300, net of debt discount of $3,108,485 at June 30, 2003.

Our DJS subsidiary has a $2.5 Million revolving line of credit with a financial institution which is collateralized by all assets of DJS and which we agreed to guarantee. The agreement restricts DJS from making cash advances to AHC without obtaining a waiver from the financial institution. The interest rate is prime plus 1.75% with a minimum prime rate of 7%. DJS may borrow on this line based on a formula of qualified accounts receivable and inventory. The outstanding balance on this line of credit was $877,863 at June 30, 2003.

Property, plant and equipment expenditures totaled $283,903 and capitalized software development expenditures totaled $296,197 for the year ended June 30, 2003, respectively. There are no significant purchase commitments outstanding.

In June 1999, we completed construction of a new office and production facility in Schenectady, New York for approximately $2,300,000, which was financed with a $1,000,000 grant from the Empire State Development Corporation (an agency of New York state) and a mortgage loan from a local financial institution. The grant stipulates that we are obligated to achieve certain annual employment levels between January 2002 and January 2005 or some or all of the grant will have to be repaid. We have not achieved the agreed upon employment levels to date and are currently in negotiations with the state agency to modify the grant to lower the required employment levels. We expect to repay a percentage of the grant to the agency in consideration for this modification. No assurances can be given that we will either attain the currently required employment levels or obtain the state agency's agreement to lower these levels. In the event some or all of the grant will be required to be repaid, we will either seek refinancing from a financial institution, sell the building or pay the grant off out of cash reserves.

During the fiscal year ended June 30, 2003, we incurred a net loss of $9,839,309. Cash used in operating activities totaled $5,189,117 for the year ended June 30, 2003 compared to $6,056,427 used in operating activities for the year ended June 30, 2002. Our cash balance increased from $2,269,353 to $3,460,446 from June 30, 2002 to June 30, 2003 due to private financings, which was offset by our operating losses. As described below, during the fiscal year ended June 30, 2003, we consummated three separate private placements of our securities and received a net aggregate amount of approximately $8,100,000 from such transactions. Further, subsequent to June 30, 2003, we completed a transaction for the sale of an additional $2,470,000 of convertible debentures and a separate transaction for the sale of $500,000 of our common stock.

A portion of our cash balance of $3,460,446, however, secures the outstanding line of credit held by DJS and DJS would need to obtain the consent from the lender prior to advancing funds to AHC. Further, our accumulated deficit has increased from $42,999,497 at June 30, 2002 to $53,062,512 at June 30, 2003.

To date, we have been largely dependent on our ability to sell additional shares of our common stock or other securities to fund our operating deficits. Under our current operating plan to introduce our Authentidate technology, our ability to improve operating cash flow is highly dependent on the market acceptance of our Authentidate related businesses. If we are unable to attain projected sales levels for our Authentidate, Authentidate International and Trac Medical offerings, it may be necessary to raise additional capital to fund our operations and to meet our obligations.

There is no assurance that such funding will be available, if needed. As a result of net losses incurred during fiscal 2003, we reduced our workforce. If we are unable to raise additional capital necessary to fund operations for fiscal 2004 and are unable to attain projected sales levels for Authentidate and related products, then we will implement additional cost reduction strategies in early fiscal 2004, including the possible shutdown or reduction of operations at Authentidate, Authentidate International or Trac Medical, as well as reductions in corporate expenses (including salary, marketing, professional fees and other costs). In the event we are required to shut down or reduce operations at Authentidate, Authentidate International and/or Trac Medical, goodwill approximating $11,600,000 could potentially become impaired and result in a non cash charge to operations. Our available cash balance at June 30, 2003 totaled $3,460,446. We believe that our existing cash and cash equivalents, including the funds raised in September 2003, will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

During the quarter ended March 31, 2003, we acquired the remaining outstanding shares of capital stock of our subsidiary, Trac Medical Solutions, Inc., previously held by four other shareholders. Prior to the acquisition, we owned 85.8% of the outstanding stock of Trac Medical. As a result of the acquisition, we now own 100% of Trac Medical. Pursuant to the Stock Purchase Agreement dated as of March 13, 2003, we issued an aggregate of 130,000 shares of our common stock to the sellers, and also issued to the sellers who will continue as employees of Trac Medical 20,000 options to purchase shares of common stock at an exercise price equal to the closing price of our common stock as of the closing date of the transaction. In addition, these sellers may receive up to an aggregate amount of 75,000 additional shares of our common stock in the event that Trac Medical achieves certain sales and income performance targets during the twelve month period from October 1, 2002 to September 30, 2003. Upon achievement of each performance target, we will recognize compensation expense for such additional shares based on the fair value of the shares issued. Additional bonus options of up to 390,000 in fiscal year 2004 and 525,000 in fiscal year 2005 may be granted if certain sales and income performance targets are met in these years. Upon achievement of these performance targets, the bonus options will be issued to the employees at an exercise price equal to the fair value of our common stock on the grant issuance date. In addition, the sellers agreed to place an aggregate of 52,000 shares of the common stock issued to them into a six month escrow to provide for potential breaches of representations and warranties contained in the Stock Purchase Agreement regarding the financial condition and operations of Trac Medical. The parties completed the transaction effective on March 18, 2003. The acquisition does not have a material effect upon our financial condition.

In April 2003, the audit committee of our Board of Directors approved our plan to purchase all of the outstanding Series A Preferred Stock from our Chairman and Chief Executive Officer. Our Series A Preferred Stock provides the holder with the ability to elect a majority of our Board of Directors. We agreed with our Chief Executive Officer on a total purchase price for this transaction of $850,000 which represents a discount as compared to the appraised value of the shares of Series A Preferred Stock of $1.1 million, which was determined by an independent appraisal and valuation firm. Our Board ordered this valuation prior to agreeing upon the purchase price for the shares of Series A Preferred Stock. The purchase was consummated in June 2003. At the closing, $70,000 was paid in cash, $485,000 was offset against loans owed to us by our Chief Executive Officer and the remainder will be paid in monthly installments of $15,000, without interest, which payments commenced July 2003.

During the fiscal quarter ended September 30, 2002, we consummated a private placement of our securities pursuant to Rule 4(2) of the Securities Act of 1933, as amended, and/or Rule 506 promulgated thereunder. The securities offered have a purchase price of $3.03 per unit. We sold an aggregate of 660,077 units of our securities, each unit comprised of one share of common stock and one warrant to purchase .20 shares of common stock. The warrants are exercisable at $3.26 per share for a period of five years from the date of issuance. We received an aggregate of approximately $1,955,000 in net proceeds after payment of expenses. The proceeds were used to fund business development, marketing and sales efforts for the Authentidate software services, along with our general working capital needs. A registration statement filed with the U.S. Securities and Exchange Commission was declared effective by the Commission during the quarter ending December 31, 2002 for these shares and the underlying warrant shares.

On January 9, 2002, we announced that we had entered into a letter of intent to acquire the assets of Zylab International, Inc., a privately owned company based in Germantown, Maryland for shares of AHC common stock. The letter of intent contemplated that the purchase price will range between a minimum of 725,000 and a maximum of 1,000,000 shares of AHC common stock. Pursuant to the letter of intent, we loaned to Zylab an aggregate principle amount of $500,000, which loan was collateralized by all of the assets of Zylab, including its intellectual property. As of June 30, 2002, Zylab had defaulted on the notes. On September 23, 2002, we closed on a transaction pursuant to which our loan was repaid on the following terms. Zylab made payment to us of $350,000 in cash and $50,000 in prepaid license fees for a product DocStar licenses from Zylab. The remaining $100,000, which was reserved for in fiscal 2002, was written-off during the fiscal year ended June 30, 2003. Accordingly, our planned acquisition of Zylab has been cancelled. We have utilized the entire amount of the prepaid licenses.

In October 2002, we sold convertible debentures with a face value of $3,700,000 to institutional investors and warrants to purchase 444,000 shares of common stock. The debentures are convertible into shares of our common stock at an initial conversion price of $2.50 per share. The debentures are due three years from the date of issuance and accrue interest at the rate of 7% per annum, payable quarterly in arrears. At our option, the interest may be paid in either cash or additional shares of common stock. The warrants are exercisable for a period of four years from the date of issuance and are initially exercisable at $2.50 per share. The conversion price of the debentures and the exercise price of the warrants are subject to adjustment in the event we issue common stock or securities convertible into common stock at a price per share of common stock less than the conversion price or exercise price on the basis of a weighted average formula. In addition, the conversion price of the debentures and the exercise price of the warrants are subject to adjustment at any time as the result of any subdivision, stock split, combination of shares or recapitalization.

We have an option, but not a requirement, to sell another $2,470,000 of convertible debentures to the same investors provided that our common stock maintains a trading price at or above $3.00 per share for the 15 trading days preceding the election to sell additional debentures. Subsequent to June 30, 2003, we exercised this option and completed the transaction for the sale of an additional $2,470,000 of convertible debentures on September 12, 2003.

Subsequent to our completion of the September 12, 2003 sale of $2,470,000 of convertible debentures and 247,000 warrants to the same investor group that participated in our October 2002 placement, we completed the sale of $500,000 of our common stock and warrants to purchase 50,000 shares of common stock to an additional investor. The securities issued in this transaction are subject to a twelve month lock-up period during which the investor may not sell or otherwise transfer the securities.

In May 2003, we completed a similar sale of convertible debentures in the amount of $2,725,300 and warrants to purchase 419,279 shares of common stock to certain institutional and accredited investors. The debentures are convertible into shares of our common stock at an initial conversion price of $2.60 per share. The debentures are due three years from the date of issuance and accrue interest at the rate of 7% per annum, payable quarterly in arrears. At our option the interest may be paid in either cash or additional shares of common stock. The warrants are exercisable for a period of five years from the date of issuance; 50% of the warrants are initially exercisable at $2.60 per share, and the remaining 50% of the warrants are initially exercisable at $2.86 per share. The conversion price of the debentures and the exercise price of the warrants are subject to adjustment at any time as the result of subdivision, stock split, combination of shares or recapitalization.

Mr. J. David Luce, who serves as a non-executive member of our Board of Directors, participated in this financing and purchased $250,000 aggregate principal amount of convertible debentures and received 38,462 common stock purchase warrants. Further, J&C Resources, LLC, an entity affiliated with Mr. Charles C. Johnston, who also serves as a non-executive member of our Board of Directors, purchased $250,000 aggregate principal amount of convertible debentures and received 38,462 common stock purchase warrants in this financing. In addition, Greener Fairways, Inc., an entity that is currently a beneficial owner of in excess of 5% of our common stock participated in this financing, purchasing $250,000 aggregate principal amount of convertible debentures and receiving 38,462 common stock purchase warrants.

The securities sold in the above offerings were restricted securities under the terms of Regulation D and may not be transferred or resold for a period of one year, except pursuant to registration under the Securities Act or an exemption hereunder. Except for the two transactions completed in September 2003, registration statements have been filed with and declared effective by the Securities and Exchange Commission registering the shares of common stock underlying the debentures and the warrants. We are obligated to file a registration statement covering the shares of common stock issuable or issued in the September financings pursuant to registration rights agreements entered into with the investors.

The following is a summary of the contractual commitments associated with our debt and lease obligations, as well as our purchase commitments as of June 30, 2003:

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-term Debt Obligations	$ 1,549,940	$ 218,811	$ 176,134	$ 103,605	$ 1,051,390
Capital Lease Obligations	198,076	112,522	80,445	5,109	0
Operating Lease Obligations	1,795,275	611,125	1,044,283	139,867	0
Purchase Obligations	N/A	N/A	N/A	N/A	N/A
Convertible Debentures	6,425,300	0	3,700,000	2,725,300	0
Total	$ 9,968,591	$ 942,458	$ 5,000,862	$ 2,973,881	$ 1,051,390

The above table excludes the sale of $2,470,000 of convertible debentures which occurred on September 12, 2003. These debentures are payable in full in September 2006.

We are the defendant in a third party complaint filed by Shore Venture Group, LLC in Federal District Court in Pennsylvania. The third party complaint was filed against us on May 7, 2001. Shore Venture is the defendant to an action commenced by Berwyn Capital. The third party complaint alleges a claim for breach of contract and seeks indemnification. A trial was held in October 2002 and we are currently awaiting the verdict of the judge. Management believes that the claim will not have a material adverse impact on our financial condition, results of operations or cash flows.

We have also been advised of a claim by Shore Venture Group concerning additional shares of the common stock of our subsidiary, Authentidate, Inc. We are continuing to conduct settlement negotiations with Shore Venture in an effort to resolve all claims between the parties. Based on the settlement negotiations held between the parties to date, management believes that the resolution of all of our claims with Shore Venture will not have a materially adverse effect on our financial condition, results of operations or cash flows.

In May 2001 we consummated two financings under Regulation S, which resulted in our receipt of an aggregate of $5,500,000 in gross proceeds. In these transactions we sold a total of 5,500 shares of our newly created Series C convertible preferred stock and warrants to purchase 114,000 shares of our common stock. The Series C preferred stock is convertible into common stock at a conversion price of $4.845 per share and the warrants are exercisable at $4.845 per share for a period of five years from the date of issuance. The conversion price is not subject to any resets or adjustment for changes in the market price of our common stock. The Series C preferred stock also pays an annual 4% dividend, payable in cash or stock at our election, until conversion or redemption.

We received an aggregate of approximately $5,200,000 in net proceeds after payment of commissions and expenses. The proceeds of these transactions were used to increase the business development, marketing and sales efforts for the Authentidate services, along with our general working capital needs.

The transactions were completed under Regulation S of the Securities Act of 1933, as amended, and the securities sold in the offering are deemed restricted securities under Regulation S.

We registered for resale, effective as of July 8, 2002, the shares of common stock which may be:

- issued upon the conversion of the Series C preferred stock;
- paid as dividends on the Series C preferred stock; and
- issued upon the exercise of the warrants.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating parts of our business that are not consolidated into our financial statements. We do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of our capital resources.

Effects of Inflation and Changing Prices

The impact of general inflation on our operations has not been significant to date and we believe inflation will continue to have an insignificant impact on us. However, price deflation in the major categories of components we purchase for DocStar has been substantial and is anticipated to continue through fiscal 2003. Typically, new components such as new generations of microprocessors and new optical disk drive technologies etc. are introduced at premium prices, by its vendors. During this period, we earn lower margins on our products. As the life cycle progresses competitive pressures could force vendor prices down and thus improve our profit margins. We do not believe that competitive pressures will require us to lower our DocStar selling price. Because much of DJS's business is service-related, price deflation has less of an impact on DJS's profits. We do not believe that the impact of inflation will have a significant impact on our Authentidate business lines.

Management's Discussion and Analysis of Financial Condition and Results of Operation

New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard becomes effective for any financial instruments entered into or modified after May 31, 2003. We do not expect the adoption of FAS No. 150, to have a material effect on our financial statements.

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities entered into after June 30, 2003 under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. We do not expect the adoption of FAS No. 149 to have a material effect on our financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. This interpretation gives guidance that determines whether consolidation of a Variable Interest Entity is required and is effective for all variable interest entities with which we become involved beginning in February 2003, and all pre-existing entities beginning after June 15, 2003. We do not expect the adoption of FIN 46 to have a material effect on our financial statements.

In December 2002, the FASB issued FAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosure, an amendment of FAS No. 123. This Statement amends FAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Statement has varying effective dates commencing with interim periods beginning after December 15, 2002. We have adopted the disclosure requirements of FAS No. 148.

In November 2002, the FASB issued FAS Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. We have no guarantees to unaffiliated third parties so the adoption of FIN 45 had no impact on our financial statements.

In June 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Standard addresses the recognition, measurement and reporting of costs that are associated with exit or disposal activities. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of FAS No. 146 had no impact on our financial statements.

Quantitative & Qualitative Disclosures about Market Risk

We do not believe that any of our financial instruments have significant risk associated with market sensitivity. Our exposure to financial market risks from changes in foreign currency exchange rates has been minimal to date and we are only minimally impacted by changes in interest rates. However, in the future, we may enter into transactions denominated in non-U.S. currencies or increase the level of our borrowings, which could increase our exposure to these market risks. We have not used, and currently do not contemplate using, any derivative financial instruments.

Market for Common Equity and Related Stockholder Matters

Upon the effectiveness of our public offering on May 13, 1992, our common stock commenced trading in the over-the-counter market and was listed on the SmallCap Market of the NASDAQ Stock Market under the symbol "BTWS." On August 11, 1994, our common stock commenced trading on the Boston Stock Exchange under the symbol "BTW." On June 25, 1996, we withdrew our listing on the Boston Stock Exchange. On April 24, 1996, our common stock commenced trading on the Pacific Stock Exchange. In April, 2000 we commenced trading on the NASDAQ National Market. On February 2, 2001, we withdrew our listing on the Pacific Stock Exchange. Our common stock currently trades under the symbol "ADAT."

The following is the range of high and low closing prices for our common stock on the NASDAQ National Market for the periods indicated below:

Common Stock	High	Low
Fiscal Year 2003		
1st Quarter	$ 4.10	$ 1.40
2nd Quarter	4.47	1.15
3rd Quarter	4.05	1.80
4th Quarter	3.80	1.83
Fiscal Year 2002		
1st Quarter	5.30	2.30
2nd Quarter	4.98	3.50
3rd Quarter	5.24	1.90
4th Quarter	5.85	3.12
Fiscal Year 2001		
1st Quarter	6.688	3.875
2nd Quarter	6.0625	3.25
3rd Quarter	5.375	2.938
4th Quarter	6.31	3.93

The above quotations represent prices between dealers and do not include retail mark-ups, markdowns, or commissions, and do not necessarily represent actual transactions.

As of September 8, 2003, there were approximately 546 holders of record of our common stock. We believe there are more than 500 beneficial holders of our common stock.

Dividend Policy

We have not paid any dividends upon our common stock since our inception. We do not expect to pay any dividends upon our common stock in the foreseeable future and plan to retain earnings, if any, to finance the development and expansion of our business. Further, our Certificate of Incorporation authorizes our Board of Directors to issue preferred stock with a preferential right to dividends. We are obligated to pay dividends on certain of our outstanding shares of preferred stock as follows:

- 28,000 presently outstanding shares of our Series B preferred stock which have the right to receive dividends equal to an annual rate of 10% of the issue price payable on a semi-annual basis; and
- 3,100 presently outstanding shares of our Series C preferred stock which have the right to receive dividends equal to 4% of the issue price on an annual basis payable in either cash or shares of our common stock, at our discretion.

Sales of Unregistered Securities

Sale of Debentures and Warrants in May 2003

On May 29, 2003, we completed the sale of a private financing in the amount of $2,725,300 of our securities to accredited investors pursuant to Section 4(2) of the Securities Act of 1933, as amended and Regulation D, promulgated thereunder. One investor in this financing serves as a non-executive member of our Board of Directors and a second investor is an affiliate of another non-executive member of our Board of Directors. We received net proceeds of approximately $2,600,000, after paying finders' fees and expenses. The proceeds received from this transaction are being used for working capital and general corporate purposes.

In the transaction, we sold $2,725,300 of convertible debentures and warrants to purchase an aggregate of 419,279 shares of common stock. The debentures are convertible into shares of our common stock at an initial conversion rate of $2.60 per share. The debentures are due three years from the date of issuance and accrue interest at the rate of 7% per annum, payable quarterly in arrears. At our option, the interest may be paid in either cash or additional shares of common stock. The warrants are exercisable for a period of five years from the date of issuance; 50% of such warrants are initially exercisable at $2.60 per share and the remaining warrants are initially exercisable at $2.86 per share.

We also issued five year warrants to purchase an aggregate of 36,923 shares of our common stock to three consultants for services rendered in connection with this transaction, of which 50% are exercisable at $2.60 per share and 50% are exercisable at $2.86 per share. The consultants also received a cash fee of $96,000, equal to 6% of the gross proceeds we received from the issuance of debentures and warrants to certain of the investors. The warrants issued to the consultants are on terms substantially similar to the warrants issued to the investors.

Acquisition of Trac Medical Solutions, Inc.

As reported in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, we issued an aggregate of 130,000 shares of our common stock and 20,000 options to purchase shares of common stock in connection with our acquisition of the outstanding minority interest of this subsidiary. In addition, the sellers may receive up to an aggregate amount of 75,000 additional shares of our common stock in the event that Trac Medical Solutions achieves certain performance targets during the 2003 calendar year.

Private Placements

As reported in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, on October 25, 2002, we sold $3,700,000 of convertible debentures to three institutional investors and warrants to purchase an aggregate of 444,000 shares of our common stock. We also issued to consultants for services rendered in connection with this transaction five year warrants to purchase an aggregate of 86,863 shares of our common stock and a total cash fee of $222,000. This offering was made to certain accredited investors pursuant to Section 4(2) of the Securities Act of 1933, as amended and Regulation D, promulgated thereunder.

As reported in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, in August, 2002 we consummated a private placement of our securities pursuant to Rule 4(2) of the Securities Act of 1933, as amended, and/or Rule 506 promulgated thereunder. In this offering we sold a total of 660,077 units of our securities and received an aggregate of $2,000,035 in gross proceeds. Each unit consisted of one share of common stock and one warrant to purchase .20 shares of common stock.

Warrants to Consultants

During the fiscal year ended June 30, 2003, we issued warrants to purchase shares of our common stock to consultants as follows. In connection with a consulting agreement entered into with Wolfe Axelrod & Weinberger Associates, LLC, we issued warrants to purchase 200,000 shares of our common stock. These warrants are exercisable at a per share price of $3.10 until September 30, 2006. In connection with a consulting agreement entered into with John A. Stiles & Associates, LLC, we issued warrants to purchase 10,000 shares of our common stock. These warrants are exercisable at a per share price of $3.77 until October 23, 2005.

Report of Independent Auditors

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders Of Authentidate Holding Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Authentidate Holding Corp. and its Subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

September 5, 2003, except for Note 22,
as to which the dates are September 12,
2003 and September 22, 2003

Authentidate Holding Corp. and Subsidiaries
Consolidated Balance Sheets

June 30, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 3,460,446	$ 2,269,353
Accounts receivable, net of allowance for doubtful accounts of $460,740 and $609,185 on June 30, 2003 and 2002	3,642,221	4,222,472
Due from related parties	2,279	27,444
Inventories	193,101	479,702
Note receivable	—	197,287
Prepaid expenses and other current assets	69,248	123,766
Total current assets	**7,367,295**	**7,320,024**
Property and equipment, net	3,764,846	4,008,925
Other assets:		
Software development costs, net of accumulated amortization of $3,659,589 and $2,556,824 on June 30, 2003 and 2002	355,082	1,161,650
Goodwill	12,795,501	12,439,145
Investment in affiliated companies	—	294,427
Patent costs, net	277,406	235,789
Other intangible assets	189,479	258,766
Note receivable	—	302,713
Deferred financing fees	268,935	—
Other assets	27,296	30,547
Total assets	**$25,045,840**	**$26,051,986**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 1,436,943	$ 1,899,786
Accrued expenses and other current liabilities	2,772,710	1,932,034
Current portion of obligations under capital leases	112,520	88,827
Current portion of long-term debt	218,811	35,747
Line of credit	877,863	1,753,394
Income taxes payable	24,843	17,800
Total current liabilities	**5,443,690**	**5,727,588**
Convertible debentures	3,316,815	—
Long-term debt, net	1,331,129	1,281,768
Deferred grant	1,000,000	1,000,000
Obligations under capital leases, net of current portion	85,556	97,296
Total liabilities	**11,177,190**	**8,106,652**
Commitments and contingencies:		
Shareholders' equity:		
Preferred stock $.10 par value, 5,000,000 shares authorized;		
Series A – 100 shares issued and outstanding at June 30, 2002	—	10
Series B – 28,000 shares issued and outstanding at June 30, 2003 and June 30, 2002	2,800	2,800
Series C – 3,600 shares issued and outstanding at June 30, 2003 and 4,000 shares issued and outstanding at June 30, 2002	360	400
Common stock, $.001 par value; 40,000,000 shares authorized; 20,388,174 shares issued and outstanding at June 30, 2003 and 19,308,594 shares issued and outstanding at June 30, 2002	20,388	19,309
Additional paid-in capital	66,916,663	61,376,632
Accumulated deficit	(53,062,512)	(42,999,497)
	13,877,699	18,399,654
Currency translation adjustment	(9,049)	53,111
Other equity	—	(507,431)
Total shareholders' equity	13,868,650	17,945,334
Total liabilities and shareholders' equity	**$25,045,840**	**$26,051,986**

The accompanying notes are an integral part of the consolidated financial statements.

Authentidate Holding Corp. and Subsidiaries
Consolidated Statements of Operations

Years Ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Net sales:			
Product sales	$ 24,143,959	$ 15,135,663	$ 16,472,754
Service sales	1,142,512	1,507,241	1,387,790
Total net sales	25,286,471	16,642,904	17,860,544
Cost of sales:			
Products	18,575,474	11,398,458	13,536,309
Services	594,362	692,077	647,137
Total cost of sales	19,169,836	12,090,535	14,183,446
Gross profit	**6,116,635**	**4,552,369**	**3,677,098**
Selling, general and administrative expenses	12,600,901	11,470,073	11,950,719
Product development expenses	2,534,777	2,170,173	1,221,639
Total operating expenses	15,135,678	13,640,246	13,172,358
Loss from operations	**(9,019,043)**	**(9,087,877)**	**(9,495,260)**
Other income (expense):			
Interest and other income	572,481	180,360	399,996
Interest expense	(871,856)	(124,824)	(124,816)
Equity in net loss of affiliated companies	(514,427)	(958,788)	(104,023)
	(813,802)	(903,252)	171,157
Loss before income taxes	**(9,832,845)**	**(9,991,129)**	**(9,324,103)**
Income tax expense	(6,464)	(14,119)	(16,000)
Loss before minority interest	**(9,839,309)**	**(10,005,248)**	**(9,340,103)**
Minority interest	—	53,846	—
Net loss	**$ (9,839,309)**	**$ (9,951,402)**	**$ (9,340,103)**
Per share amounts:			
Basic and diluted loss per common share	**$ (.50)**	**$ (.69)**	**$ (.63)**

The accompanying notes are an integral part of the consolidated financial statements.

Authentidate Holding Corp. and Subsidiaries
Consolidated Statements of Shareholders' Equity

Years Ended June 30, 2003, 2002 and 2001

	Preferred Stock		Common Stock								
	Number of Shares	$.10 Par Value	Number of Shares	$.001 Par Value	Paid-in Capital	Accumulated Deficit	Other Equity	Treasury Stock	Translation Adjustment	Total Shareholders' Equity	Comprehensive Income (Loss)
Balance, June 30, 2000	**50,200**	**$ 5,020**	**14,421,758**	**$ 14,422**	**$ 38,740,271**	**$ (21,715,176)**	**$**	**$ (76,719)**	**$**	**$ 16,967,818**	**$**
Exercise of stock warrants			459,516	459	1,584,087					1,584,546	
Exercise of stock options			316,626	317	198,775					199,092	
Retire treasury shares			(28,082)	(28)	28	(76,719)		76,719		—	
Convert preferred stock to common stock	(2,000)	(200)	26,667	26	174					—	
Purchase of an equity interest in Authentidate, Inc.			917,608	918	4,243,019					4,243,937	
Private equity offerings	5,500	550			5,204,308					5,204,858	
Retire preferred shares	(100)	(10)			10					—	
Warrants for non-employee services					204,042					204,042	
Costs of registration					(32,474)					(32,474)	
Stock option compensation					1,380,694		(517,760)			862,934	
Warrants issued to joint venture partner					111,849					111,849	
Cash dividends to Series B preferred shareholders						(151,667)				(151,667)	
Loan to shareholder							(317,000)			(317,000)	
Net loss						(9,340,103)				(9,340,103)	9,340,103
Balance, June 30, 2001	**53,600**	**5,360**	**16,114,093**	**16,114**	**51,634,783**	**(31,283,665)**	**(834,760)**	**—**		**19,537,832**	**9,340,103**
Exercise of stock warrants			1,109,517	1,110	1,574,520					1,575,630	
Exercise of stock options			31,999	32	80,296					80,328	
Convert preferred stock to common stock	(21,500)	(2,150)	576,263	576	1,574					—	
Purchase of Authentidate AG			1,425,875	1,426	6,393,881					6,395,307	
Warrants for services					74,572					74,572	
Cost to register common shares					(66,943)					(66,943)	
Stock option compensation							517,760			517,760	
Cash and stock dividends to Series B and Series C preferred shareholders			50,847	51	219,947	(300,428)				(80,430)	
Loan to executive							(190,431)			(190,431)	
Currency translation adjustment									53,111	53,111	53,111
Beneficial conversion					1,464,002	(1,464,002)				—	
Net loss						(9,951,402)				(9,951,402)	(9,951,402)
Balance, June 30, 2002	**32,100**	**3,210**	**19,308,594**	**19,309**	**61,376,632**	**(42,999,497)**	**(507,431)**	**—**	**53,111**	**$ 17,945,334**	**$ (9,898,291)**
Exercise of stock warrants			3,000	3	3,297					3,300	
Exercise of stock options			94,257	94	209,440					209,534	
Convert Series C preferred stock to common stock	(400)	(40)	82,560	82	(42)					—	
Warrants for services					256,283					256,283	
Cost to register common shares					(64,672)					(64,672)	
Cash and stock dividends to Series B and Series C preferred shareholders			61,996	62	155,921	(223,706)				(67,723)	
Repayment of note receivable - shareholder							507,431			507,431	
Currency translation adjustment									(62,160)	(62,160)	$ (62,160)
Buy back Series A *preferred shares*	(100)	(10)			(849,990)					(850,000)	
Offering expenses					(85,000)					(85,000)	
Private equity offering			660,077	660	1,999,375					2,000,035	
Convertible debenture interest paid in common shares			47,690	48	143,618					143,666	
Debt discount related to issuance of convertible debentures, net of insuance costs ($163,968)					3,433,931					3,433,931	
Purchase minority interest, Trac Medical			130,000	130	337,870					338,000	
Net loss						(9,839,309)				(9,839,309)	(9,839,309)
Balance, June 30, 2003	**31,600**	**$ 3,160**	**20,388,174**	**$ 20,388**	**$ 66,916,663**	**$ (53,062,512)**	**$ —**	**$ —**	**$ (9,049)**	**$ 13,868,650**	**$ (9,901,469)**

The accompanying notes are an integral part of the consolidated financial statements.

Authentidate Holding Corp. and Subsidiaries
Consolidated Statements of Cash Flows

Years Ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities			
Net loss	$ (9,839,309)	$ (9,951,402)	$ (9,340,103)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	1,886,085	1,690,382	1,814,278
Provision for doubtful accounts receivable	58,688	53,965	152,711
Equity in net loss of affiliated companies	514,427	958,788	104,023
Amortization deferred financing costs and debit discount	537,172	—	—
Interest paid in stock	143,666	—	—
Non-cash compensation and other	160,154	709,950	1,066,976
Changes in operating assets and liabilities, net of business acquired:			
Accounts receivable and due from related parties	596,728	(642,299)	539,750
Inventories	286,601	320,702	1,551,983
Prepaid expenses and other current assets	54,518	87,618	516,000
Accounts payable, accrued expenses and other current liabilities	405,110	698,700	2,186,627
Income taxes	7,043	17,169	16,104
Net cash used in operating activities	**(5,189,117)**	**(6,056,427)**	**(1,391,651)**
Cash flows from investing activities			
Purchases of property and equipment	(283,903)	(556,598)	(893,181)
Trademarks acquired	(31,775)	(42,673)	(27,114)
Patent and license costs	(62,005)	(174,240)	(47,985)
Software development costs	(296,197)	(346,331)	(2,764,678)
Note receivable	350,000	(500,000)	—
Investment in affiliated companies	(220,000)	(385,568)	(250,000)
Acquisition of business, net of cash acquired	—	58,078	—
Other	(97,999)	(33,678)	(4,149)
Net cash used in investing activities	**(641,879)**	**(1,981,010)**	**(3,987,107)**
Cash flows from financing activities			
Proceeds from private equity offering	1,955,035	—	5,204,858
Stock warrants exercised	3,300	1,575,630	1,584,546
Stock options exercised	209,535	80,328	199,092
Dividends	(35,000)	(104,525)	(151,667)
Sale of convertible debentures, net of issuance costs ($163,968)	6,261,332	—	—
Principal payments on obligations under capital leases	(121,935)	(47,920)	(3,300)
Loan to shareholder, net of repayments	—	(190,431)	(317,000)
Payment of registration costs	(64,672)	(66,943)	(32,474)
Net payments under line of credit	(875,531)	—	—
Deferred financing costs	(142,000)	—	—
Principal payments on long-term debt	(35,815)	(32,926)	(30,327)
Purchase Series A preferred shares	(70,000)	—	—
Net cash provided by financing activities	**7,084,249**	**1,213,213**	**6,453,728**
Effect of exchange rate changes on cash flows	(62,160)	53,111	—
Net increase (decrease) in cash and cash equivalents	1,191,093	(6,771,113)	1,074,970
Cash and cash equivalents, beginning of period	2,269,353	9,040,466	7,965,496
Cash and cash equivalents, end of period	**$ 3,460,446**	**$ 2,269,353**	**$ 9,040,466**

The accompanying notes are an integral part of the consolidated financial statements.

Authentidate Holding Corp. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2003, 2002 and 2001

1. Summary of Significant Accounting Policies

Description of Business and Business Continuity
Authentidate Holding Corp. (AHC) and its subsidiaries Authentidate, Inc., Authentidate International, AG (AG), DJS Marketing Group, Inc. (DJS), and Trac Medical Solutions, Inc. (Trac Med), collectively referred to as the "Company", are engaged in the following businesses. Through its DocStar Division the Company markets and sells document imaging software and related products. Through DJS the Company markets network integration services, Internet services and related computer hardware. Authentidate, Inc., AG and Trac Med are all engaged in the business of providing authentication and security software services.

In June 1999, AHC established a majority owned subsidiary Authentidate, Inc. (Authentidate), to engage in a new software business providing users with a service which can verify the authenticity of digital images by employing a secure clock that will date stamp the images when received providing proof of time, date and also proof of content via the Internet.

In 2001, the Company formed a subsidiary named Trac Medical Solutions, Inc., to develop and provide authentication software services in the medical supply industry, for the processing of Certificates of Medical Necessity and other related forms.

In March 2000, Authentidate, Inc. formed a joint venture known as Authentidate International Holdings, AG, with a German company, Windhorst New Technologies, Agi.G., to market Authentidate in countries outside of the Americas, Japan, Australia, New Zealand and India. AHC owned 39% of this joint venture originally. In March 2002, the Company purchased the 61% of Authentidate AG that it did not own in order to secure worldwide rights for the marketing of the Authentidate technology. Prior to consolidation (March 2002), the Company's share of net losses of AG under the equity method of accounting for fiscal year ended June 30, 2002 was $625,282.

In May 2001, the Company became a 50% owner in a joint venture known as Authentidate Sports (Sports) with outside partners to provide the same Authentidate services in the sports memorabilia industry. During fiscal 2003, the Company and its partner closed Sports and discontinued operations. The Company may revive Sports in the event they are able to attract a partner in the sports memorabilia industry. The Company's share of net losses in this joint venture in 2003 approximated $515,000.

During the fiscal year ended June 30, 2003 the Company incurred a net loss of $9,839,309, and cash used in operating activities totaled $5,189,117. To date, the Company has been largely dependent on its ability to sell additional shares of its common stock or other financing to fund its operating deficits. Under its current operating plan to introduce the new Authentidate technology, the Company's ability to improve operating cash flow is highly dependent on the market acceptance of the Authentidate related businesses. If the Company is unable to attain projected sales levels for Authentidate, AG and Trac Med, it may be necessary to raise additional capital to fund operations to meet its obligations.

Description of Business and Business Continuity (continued)
There is no assurance that such funding will be available, if needed. As a result of net losses incurred during fiscal 2003, the Company reduced its workforce (Note 12). If the Company is unable to raise additional capital necessary to fund operations for fiscal 2004 and is unable to attain projected sales levels for Authentidate and related products then it will implement additional cost reduction strategies in early fiscal 2004, including the possible shutdown or reduction of operations at Authentidate, AG, or Trac Med, as well as reductions in corporate expenses (including salary, marketing, professional fees and other costs). In the event the Company is required to shut down or reduce operations at Authentidate, AG and/or Trac Med, goodwill approximating $11,600,000 could potentially become impaired and result in charges to operations. The Company's available cash balance at June 30, 2003 totaled $3,460,446. The Company believes that its existing cash and cash equivalents which include the funds raised in September 2003 (Note 22) will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months.

Purchase 100% Interest of Authentidate International, AG.
In March 2002, the Company purchased 61% of the outstanding shares of Authentidate AG which it did not already own, and as a result, now owns 100% of AG. The Company issued 1,425,875 common shares and issued 100,000 common stock warrants to the sellers. The sellers also returned 250,000 outstanding warrants to the Company as part of the transaction. The aggregate fair value of equity consideration to consummate the acquisition approximated $6,400,000. The acquisition was recorded under the purchase method of accounting and the operations of AG have been included in the statement of operations since the acquisition date of March 15, 2002.

Purchase Minority Interest of Trac Medical Solutions, Inc.
During the quarter ended March 31, 2003, AHC acquired the remaining outstanding shares of capital stock of its subsidiary, Trac Medical Solutions, Inc., previously held by four other shareholders. Prior to the acquisition, AHC owned 85.8% of the outstanding stock of Trac Med. As a result of the acquisition, AHC now owns 100% of Trac Med. Pursuant to the Stock Purchase Agreement dated as of March 13, 2003, AHC issued an aggregate of 130,000 shares of its common stock to the sellers, and also issued to the sellers who will continue as employees of Trac Med 20,000 options to purchase shares of common stock at an exercise price equal to the closing price of AHC's common stock as of the closing date of the transaction. In addition, the sellers who will continue as employees of Trac Med may receive, up to an aggregate amount of 75,000 additional shares of common stock of AHC in the event that Trac Med achieves certain sales and income performance targets during the twelve month period from October 1, 2002 to September 30, 2003. Upon achievement of each performance target, the Company will recognize compensation expense for such additional shares based on the fair value of the shares issued. Additional bonus options of up to 390,000 in fiscal year 2004 and 525,000 in fiscal year 2005 may be granted if certain sales and income performance targets are met in these years upon achievement of the performance targets, such options will be issued to the certain employees at an exercise price equal to the fair value of the Company's common stock on the grant issuance date. In addition, the sellers agreed to place an aggregate of 52,000 shares of the AHC common stock issued to them into a six month escrow to provide for the potential breaches of representations and warranties contained in the Stock Purchase Agreement regarding the financial condition and operations of Trac Med. The parties completed the transaction effective on March 18, 2003. The acquisition does not have a material effect upon the financial condition of AHC.

Purchase Minority Interest of Authentidate, Inc.

In fiscal year ended June 30, 2001, the Company issued 917,608 shares of Authentidate Holding Corp. common stock (valued at approximately $4,200,000) to acquire approximately 25% of the outstanding shares not owned by AHC of Authentidate, Inc. As of June 30, 2003, the Company owns approximately 98% of Authentidate, Inc. The acquisition of the minority interest has been accounted under the purchase method of accounting. The excess purchase price which approximates $4,200,000 was being amortized over a 5-year period. Beginning July 1, 2001, the Company no longer amortizes goodwill (see "Goodwill").

In connection with the aforementioned transaction, the Company's CEO was granted options to acquire 444,668 shares of Company common stock with an intrinsic value of approximately $1,380,000, which was expensed during the fiscal years ended June 30, 2001 and June 30, 2002.

Principles of Consolidation

The consolidated financial statements include the accounts of AHC and its subsidiaries. The accounts of the subsidiaries have been consolidated since the acquisition date. All material intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities not exceeding three months to be cash equivalents. At June 30, 2003 and 2002, cash equivalents were composed primarily of investments in commercial paper and overnight interest bearing deposits.

Inventories

Inventories are stated at the lower of cost or market and are valued at average cost.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are determined using the straight-line method. Estimated useful lives of the assets range from three to forty years.

Repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized. When assets are sold, retired or otherwise disposed of, the applicable costs and accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is recognized.

Software Development Costs

Software development and modification costs incurred subsequent to establishing technological feasibility are capitalized and amortized based on anticipated revenue for the related product with an annual minimum equal to the straight-line amortization over the remaining economic life of the related products (generally three years). Software development costs capitalized during 2003, 2002 and 2001 amounted to approximately $296,000, $346,000 and $2,765,000, respectively. Amortization expense related to software development costs for the years ended June 30, 2003, 2002 and 2001 was $1,102,765, $1,087,293 and $1,033,646, respectively. These expenses are included in cost of sales.

Goodwill

Effective July 1, 2001, the Company applied FAS No. 142, Goodwill and Other Intangible Assets. FAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Prior to July 1, 2001, goodwill was amortized on a straight-line basis over periods ranging from 5 to 20 years. Goodwill amortization expense for the year ended June 30, 2001 was not material to the Company's financial statements. The adoption of FAS 142 on July 1, 2001 did not result in an impairment of goodwill.

The Company periodically reviews goodwill to assess recoverability, and impairments would be recognized in operating results if a permanent diminution in value were to occur. The Company completed annual impairment tests, as required. These tests did not result in any impairment charges. The changes in the carrying amount of goodwill for the year ended June 30, 2003 are as follows:

	DJS	Authentidate	AG	TracMed	Total
Balance, June 30, 2001	$ 1,173,665	$ 4,102,471	$	$	$ 5,276,136
Reclass to patents based on valuation		(120,000)			(120,000)
Purchase 61% of AG			6,709,801		6,709,801
Reclassification of 39% of AG			573,208		573,208
Balance, June 30, 2002	1,173,665	3,982,471	7,283,009		12,439,145
Acquisition of minority interest				338,000	338,000
Changes in carrying amount of goodwill	5,100	5,100	8,156		18,365
Balance, June 30, 2003	$ 1,178,765	$ 3,987,571	$ 7,291,165	$ 338,000	$ 12,795,501

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition and Warranty Provisions

Revenue from the sale of products and services is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. Service revenue is recognized as it is earned. The Company provides a one-year warranty on hardware products it assembles. On products distributed for other manufacturers, the original manufacturer warranties the product. Warranty expense was not significant to any of the years presented.

Stock-Based Compensation

The Company has also adopted the disclosure requirements of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (FAS No. 123) and FAS No. 148 with respect to pro forma disclosure of compensation expense for options issued. For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Had the Company recorded compensation expense for the fair value of stock options, net loss and loss per share would have been affected as indicated by the pro forma amounts below.

The Company applies APB No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized in the Company's financial statements for stock options under any of the stock plans which on the date of grant the exercise price per share was equal to or exceeded the fair value per share. However, compensation cost has been recognized for warrants granted to non-employees for services provided. If under FAS No. 123, the Company determined compensation cost based on the fair value at the grant date for its stock options, net loss and loss per share would have been increased to the pro forma amounts indicated below:

	2003	2002	2001
Net loss			
As reported	$ (9,839,309)	$ (9,951,402)	$ (9,340,103)
Deduct: total stock based employee compensation expense determined under fair value method	(1,981,504)	(4,480,325)	(3,529,170)
Pro forma	$ (11,820,813)	$ (14,431,727)	$ (12,869,273)
Basic and diluted loss per share			
As reported	$ (.50)	$ (.69)	$ (.63)
Pro forma	$ (.59)	$ (.95)	$ (.86)

The weighted average fair value of each option granted under the Company's employee option plans during fiscal 2003, 2002 and 2001 was $.60, $1.11 and $2.90, respectively. These amounts were determined using the Black Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The dividend yield was zero in 2003, 2002 and 2001. The expected volatility was based on the historic stock prices. The expected volatility was 95.3%, 89.6% and 91.6% for 2003, 2002 and 2001, respectively. The risk-free interest rate was the rate available on zero coupon U.S. government issues with a term equal to the remaining term for each grant. The risk-free rate ranged from 3.0% to 5.1% in 2003, 4.4% to 5.1% in 2002 and 5.1% in 2001, respectively. The expected life of the options was estimated based on the exercise history from previous grants and is estimated to be one to five years.

The effects of applying FAS 123 on providing pro-forma disclosures are not necessarily likely to be representative of the effects on reported net income for future years.

New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued FAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard becomes effective for any financial instruments entered into or modified after May 31, 2003. The Company does not expect the adoption of FAS No. 150, to have a material effect on its financial statements.

In April 2003, the FASB issued FAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* entered into after June 30, 2003. The Company does not expect the adoption of FAS No. 149 to have a material effect on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities.* This interpretation gives guidance that determines whether consolidation of a Variable Interest Entity is required and is effective for all variable interest entities with which the Company becomes involved beginning in February 2003, and all pre-existing entities beginning after June 15, 2003. The Company does not expect the adoption of FIN 46 to have a material effect on its financial statements.

In December 2002, the FASB issued FAS No. 148, *Accounting for Stock Based Compensation-Transition and Disclosure – an amendment of FAS No. 123.* This Statement amends FAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Statement has varying effective dates commencing with interim periods beginning after December 15, 2002. The Company has adopted the disclosure requirements of FAS No. 148.

In November 2002, the FASB issued FAS Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others.* FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The Company has no guarantees to unaffiliated third parties so the adoption of FIN 45 had no impact on the Company's financial statements.

In June 2002, the FASB issued FAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Standard addresses the recognition, measurement and reporting of costs that are associated with exit or disposal activities. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of FAS No. 146 had no impact on the Company's financial statements.

Advertising Expenses
The Company recognizes advertising expenses as incurred. Advertising and promotion expense for 2003, 2002 and 2001 was approximately $461,000, $454,000 and $835,000, respectively.

Currency Translation Adjustment
Assets and liabilities of non-U.S. operations are translated at year-end rates of exchange, and the income statements are translated at the average rates of exchange for the year. Gains or losses resulting from translating non-U.S. currency financial statements are recorded in "Comprehensive Income" and accumulated in shareholders' equity in the caption "Translation Adjustments."

Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Reclassifications
It is the Company's policy to reclassify, where appropriate, prior year financial statements to conform to the current year presentation.

2. Loss Per Share

The following is basic and diluted loss per common share information:

	2003	2002	2001
Net loss	$ (9,839,309)	$ (9,951,402)	$ (9,340,103)
Preferred stock dividends	(223,706)	(1,764,430)	(151,667)
Net loss applicable to common shareholders	$ (10,063,015)	$ (11,715,832)	$ (9,491,770)
Weighted average shares	20,028,736	17,035,030	15,013,135
Basic and diluted loss per common share	$ (.50)	$ (.69)	$ (.63)

Options (5,003,117), warrants (3,968,539), convertible preferred stock (1,243,034) and convertible debentures (2,528,192) were antidilutive to the fiscal year 2003 calculation of dilutive loss per share, and were accordingly excluded from the calculation. Options (5,280,000), warrants (2,685,000) and convertible preferred stock (1,190,000) were antidilutive to the fiscal year 2002 calculation and options (4,325,000), warrants (2,908,000) and convertible preferred stock (1,775,000) were antidilutive to the fiscal year 2001 calculation, and were accordingly excluded from the respective calculations.

3. Inventories

Inventories relate to DocStar and DJS only and at June 30 consist of:

		2003		2002
Purchased components and raw materials	$	63,115	$	317,772
Finished goods		129,986		161,930
	$	193,101	$	479,702

4. Property and Equipment

Property and equipment at June 30 consist of the following:

		2003		2002	Estimated Useful Life In Years
Building	$	1,618,640	$	1,618,640	40
Land		698,281		698,281	N/A
Machinery and equipment		3,494,683		3,145,986	3–6
Demonstration and rental computers		125,732		125,732	5–6
Furniture and fixtures		651,522		594,309	5–7
Leasehold improvements		50,069		48,893	5
		6,638,927		6,231,841	
Less accumulated depreciation and amortization		(2,874,081)		(2,222,916)	
	$	3,764,846	$	4,008,925	

In June 1999, the Company completed construction of a new office/production facility in Schenectady, New York for approximately $2,300,000. The Company was awarded a grant totaling $1,000,000 from the Empire State Development Corporation (an agency of New York State) to be used towards the construction of the facility. The funding was received in stages as costs were incurred and submitted for reimbursement. The grant stipulates that the Company is obligated to achieve certain annual employment levels at the new site between January 1, 2002 and January 1, 2005, or some or all of the grant will have to be repaid. The Company has not achieved the agreed upon employment levels to date, but would like to achieve such levels by 2005. The $1,000,000 is recorded as deferred grant. The remainder of the financing for the new facility, totaling approximately $1,400,000, was provided by a local financial institution in the form of a mortgage loan (Note 7).

Depreciation and amortization expense on property and equipment for the years ended June 30, 2003, 2002 and 2001 was $661,870, $553,615 and $377,832, respectively.

5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at June 30:

	2003	2002
Accrued severance	$ 405,065	$ —
Accrued legal	500,000	577,964
Deferred revenue	738,166	250,612
Other	1,129,479	1,103,458
	$ 2,772,710	$ 1,932,034

6. Line of Credit

The Company's subsidiary, DJS has a revolving line of credit in the amount of $2.5 million with a financial institution of which approximately $878,000 was outstanding at June 30, 2003. The interest rate is prime (minimum prime rate of 7%) plus 1.75%. At June 30, 2003, the interest rate was 8.75%. DJS may borrow on this line based on a formula of qualified accounts receivable and inventory. Based upon this formula, $1,614,000 was available for use at June 30, 2003, of which $736,000 was unused. The line was collateralized by all assets of DJS and is guaranteed by Authentidate Holding Corp. Under the line of credit agreement, DJS is required to comply with certain restrictive covenants including tangible net worth and debt to tangible net worth. As of June 30, 2003, the Company was in compliance with its debt covenants.

7. Long-term Debt

Long-term debt at June 30 consists of the following:

	2003	2002
Mortgage payable with Central National Bank in the original amount of $1,400,000 with interest, adjusted every five years, equal to the five-year Treasury Bill rate plus 2.5%, not to be less than 8.25% (8.25% at June 30, 2003). Payments are made on a 20 year amortization schedule with a balloon payment due in October 2009, when it matures. The mortgage is collateralized by a first mortgage lien on the Company's headquarters.	$ 1,281,700	$ 1,317,515
Note payable to the Company's Chief Executive Officer in connection with the purchase of 100 shares of Series A preferred stock.	268,240	—
	1,549,940	1,317,515
Less current portion	(218,811)	(35,747)
Long-term debt, net of current portion	$ 1,331,129	$ 1,281,768

The aggregate principal maturities of long-term debt for each of the subsequent five years and thereafter are as follows:

2004	$ 218,811
2005	130,381
2006	45,753
2007	49,674
2008	53,931
Thereafter	1,051,390
	$ 1,549,940

This schedule does not include convertible debentures of $6,425,300 maturing in fiscal year 2006 (Note 18).

8. Income Taxes

Income tax expense for the years ended June 30, 2003, 2002 and 2001 consists of currently payable state and local income taxes.

At June 30, 2003, the Company has federal net operating loss carryforwards for tax purposes approximating $45,000,000. The years in which the net operating loss carryforwards expire are as follows: 2003-$3,000; 2004-$6,000; 2008-$1,568,000; 2009-$867,000; 2011-$2,762,000; 2012-$686,000; 2013-$3,197,000; 2019-$1,350,000; 2020-$7,698,000; 2021-$9,900,000, 2022-$8,000,000 and 2023-$9,000,000.

Because of significant changes in ownership during the prior years, the use of net operating loss carryforwards may be subject to limitation.

Pre-tax book (loss) from foreign sources totaled $(1,544,741), $(1,216,209) and $(99,455) for the years ended June 30, 2003, 2002 and 2001, respectively.

The following table reconciles the expected tax benefit at the federal statutory rate of 34% to the effective tax rate.

	2003	2002	2001
Computed expected tax benefit	$ (3,343,167)	$ (3,396,984)	$ (3,170,195)
Increase in valuation allowance	3,465,936	3,922,113	3,008,814
Nondeductible goodwill amortization	—	—	136,770
Adjustment to prior years' taxes	—	—	20,871
State income taxes, net of federal benefit	(659,832)	(727,225)	10,560
Nondeductible foreign losses	525,212	200,915	—
Other nondeductible expenses	18,315	15,300	9,180
Income tax expense	$ 6,464	$ 14,119	$ 16,000

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of June 30 are presented below:

	2003	2002
Deferred income tax asset:		
Allowance for doubtful accounts	$ 122,069	$ 174,062
Inventories	73,984	221,467
Software development costs	884,118	612,047
Investment in affiliated companies	292,521	407,025
Other intangible assets	1,292,697	1,648,655
Deferred compensation	482,558	485,018
Accrued expenses and other liabilities	444,971	253,897
Net operating loss and tax carry forward	18,318,194	14,614,860
Other	2,808	1,107
Total gross deferred tax assets	21,913,920	18,418,138
Less valuation allowance	(21,761,661)	(18,295,725)
Net deferred tax asset	152,259	122,413
Deferred income tax liability:		
Equipment, principally due to differences in depreciation methods	(152,259)	(122,413)
Net deferred income taxes	$ —	$ —

The Company has recorded a full valuation allowance against its deferred tax asset since it believes it is more likely than not that such deferred tax asset will not be realized. The valuation allowance for deferred tax assets as of June 30, 2003 and 2002 was $21,761,661 and $18,295,725, respectively. The net change in the total valuation allowance for the years ended June 30, 2003, 2002 and 2001 was an increase of $3,465,936, $3,922,113 and $3,008,814, respectively.

9. Lease Commitments

The Company is obligated under operating leases and capital leases for certain equipment and facilities expiring at various dates through the year 2007.

As of June 30, 2003, future minimum payments by year, and in the aggregate for noncancelable operating leases with initial terms of one year or more consist of the following:

	Capital Leases	Operating Leases
Fiscal year ending June 30:		
2004	$ 136,901	$ 611,125
2005	75,724	571,333
2006	15,230	472,950
2007	5,373	139,867
	233,228	$ 1,795,275
Amounts representing interest	(35,152)	
Present value of net minimum lease payments	198,076	
Less current portion	(112,520)	
Long-term portion	$ 85,556	

Rental expense was approximately $516,000, $345,000 and $272,000 for the years ended June 30, 2003, 2002 and 2001, respectively. The amount of accumulated depreciation for capital leases at June 30, 2003 and 2002 was $92,560 and $29,513, respectively. The equipment financed by these capital leases may be purchased at the end of the lease for a bargain purchase amount.

10. Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock, $.10 par value per share, from time to time in one or more series. The Board may issue a series of preferred stock having the right to vote on any matter submitted to shareholders including, without limitation, the right to vote by itself as a series, or as a class together with any other or all series of preferred stock. The Board of Directors may determine that the holders of preferred stock voting as a class will have the right to elect one or more additional members of the Board of Directors, or the majority of the members of the Board of Directors. The Board of Directors has designated a series of preferred stock which has the right to elect a majority of the Board of Directors. The holders of Series A preferred stock which have the right to elect a majority of the Board of Directors are therefore able to control the Company's policies and affairs.

In June 2003, the Company purchased all of the Series A preferred stock (100 shares) from its Chief Executive Officer for $850,000. Payment terms are as follows: $70,000 in cash was paid, $485,000 was offset against loans owed to the Company by its Chief Executive Officer, and the remainder will be paid in monthly installments of $15,000 commencing July 2003, interest free (Notes 13 and 19).

11. Stock Option Plans and Stock Warrants

A) 2000 and 1992 Employees Stock Option Plans

In March 2001, the shareholders approved the 2000 Employees Stock Option Plan ("the 2000 Plan") which provided for the grant of options to purchase up to 5,000,000 shares of the Company's common stock. The Company's shareholders were asked to adopt the 2000 Plan since there were no additional shares available for issuance under the 1992 Plan and the 1992 Plan expired in 2002. In 2001, the Company filed a registration statement with the SEC to register the shares issued under the 2000 Plan.

The 1992 Employees Stock Option Plan (the "1992 Plan") provided for the grant of options to purchase 3,000,000 shares of the Company's common stock.

Under the terms of the two Plans, options granted thereunder may be designated as options which qualify for incentive stock option treatment ("ISO") under Section 422 of the Internal Revenue Code, or options which do not so qualify ("non-ISOs").

The Plans are administered by a Compensation Committee designated by the Board of Directors. The Compensation Committee is comprised entirely of outside directors. The Board or the Committee, as the case may be, has the discretion to determine eligible employees and the times and the prices at which options will be granted, whether such options shall be ISOs or non-ISOs, the period during which each option will be exercisable and the number of shares subject to each option. Options generally begin to vest one year after the date of grant. Vesting generally occurs one-third per year over three years. Options generally have a life of five years. The Board or the Committee has full authority to interpret the Plans and to establish and amend rules and regulations relating thereto. Under the two Plans, the exercise price of an option designated as an ISO may not be less than the fair market value of the Company's common stock on the date the option is granted. However, in the event an option designated as an ISO is granted to a ten percent shareholder, the exercise price shall be at least 110% of such fair market value. The aggregate fair market value on the grant date of shares subject to options which are designated as ISOs which become exercisable in any calendar year, shall not exceed $100,000 per optionee.

The Board or the Committee may in its sole discretion grant bonuses or authorize loans to or guarantee loans obtained by an optionee to enable such optionee to pay any taxes that may arise in connection with the exercise or cancellation of an option. As of June 30, 2003, no loans had been granted or guaranteed. Loans may not be granted or guaranteed to executive officers.

The 1992 Plan expired May 2002 and the 2000 Plan will expire in the year 2010.

	Number of Shares	Weighted Average Option Price per share
Outstanding at June 30, 2000	2,186,173	5.67
Options granted equal to market price	1,863,532	4.93
Options granted lower than market price	444,668	1.52
Options exercised	(61,733)	2.93
Options cancelled or surrendered	(247,935)	5.86
Outstanding at June 30, 2001	4,184,705	4.93
Options granted equal to market price	1,313,875	4.22
Options granted lower than market price	151,500	.01
Options exercised	(21,999)	2.27
Options cancelled or surrendered	(507,732)	7.50
Outstanding at June 30, 2002	5,120,349	$ 4.48
Options granted equal to market price	459,075	3.15
Options granted greater than market price	373,667	3.21
Options cancelled or surrendered	(1,046,526)	4.06
Options exercised	(63,448)	2.04
Outstanding at June 30, 2003	4,843,117	$ 4.38

The following is a summary of the status of employee stock options at June 30, 2003:

	Outstanding Options			Exercisable Options	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ .01– $ 4.60	2,818,442	3.3	$ 3.36	1,365,877	$ 2.99
$ 4.61– $ 9.125	2,024,675	2.4	$ 5.80	1,513,225	$ 5.98

As of June 30, 2003 and 2002, 2,879,102 shares and 2,840,122 shares, respectively, were exercisable under the 2000 and 1992 Employees Stock Option Plan.

B) Non-Executive Director Stock Option Plan

In January 2002, our shareholders approved the 2001 Non-Executive Director Stock Option Plan (the 2001 Director Plan). Options are granted under the 2001 Director Plan until December 2011 to (i) non-executive directors as defined and (ii) members of any advisory board established by the Company who are not full-time employees of the Company or any of its subsidiaries. The 2001 Director Plan provides that each non-executive director will automatically be granted an option to purchase 20,000 shares upon joining the Board of Directors and 10,000 on each September 1st thereafter, prorated based upon the amount of time such person served as a director during the period beginning twelve months prior to September 1. Each eligible director of an advisory board will receive, upon joining the advisory board, and on each September 1st thereafter, an additional option to purchase 5,000 shares of the Company's common stock, providing such person has served as a director of the advisory board for the previous 12-month period.

The Company's shareholders were asked to adopt the 2001 Director Plan since the 1992 Non-Executive Director Stock Plan (the 1992 Director Plan) expired in April 2002. Under the 1992 Director Plan, which was adopted by our shareholders in April 1992, directors were automatically granted a fully vested option to purchase 20,000 shares upon joining the Board of Directors and a fully vested option to purchase 10,000 shares on each September 1 thereafter.

The exercise price for options granted under the 2001 and 1992 Director Plans is 100% of the fair market value of the common stock on the date of grant. The "fair market value" is the closing NASDAQ bid price, or if the Company's common stock is not quoted by NASDAQ, as reported by the National Quotation Bureau, Inc., or a market maker of the Company's common stock. If the common stock is not quoted by any of the above, the Board of Directors acting in good faith will determine fair market value. The exercise price of options granted under both the 2001 and 1992 Director Plans must be paid at the time of exercise in cash. The term of each option commences on the date it is granted and unless terminated sooner, as provided in the 2001 and 1992 Director Plans, expires five years from the date of grant. The 2001 and 1992 Director Plans are administered by a committee of the board of directors composed of not fewer than three persons who are officers of the Company (the "Committee"). The Committee has no discretion to determine which non-executive director or advisory board member will receive options or the number of shares subject to the option, the term of the option or the exercisability of the option. However, the Committee will make all determinations of the interpretation of both the 2001 and 1992 Director Plans. Options granted under the 2001 and 1992 Director Plans are not qualified for incentive stock option treatment.

B) Non-Executive Director Stock Option Plan (continued)

A schedule of director stock option activity is as follows:

	Number of Shares	Weighted Average Option Price per share
Outstanding at June 30, 2000	130,000	1.92
Options granted equal to market price	30,000	.84
Options exercised	(20,000)	.92
Outstanding at June 30, 2001	140,000	2.68
Options granted equal to market price	30,000	3.76
Options exercised	(10,000)	3.38
Outstanding at June 30, 2002	160,000	2.84
Options granted equal to market price	50,000	2.63
Options cancelled or surrendered	(10,000)	3.88
Options exercised	(40,000)	2.78
Outstanding at June 30, 2003	160,000	2.72

The options range in exercise price from $.84 to $4.81 per share and have a weighted average remaining contractual life of 2.6 years.

C) Common Stock Warrants

A schedule of common stock warrant activity is as follows:

	Number of Shares	Weighted Average Option Price per share
Outstanding at June 30, 2000	3,025,477	3.87
Warrants granted equal to market price	106,667	2.33
Warrants granted greater than market price	184,780	5.57
Warrants granted lower than market price	314,000	5.19
Warrants cancelled or surrendered	(258,806)	4.60
Warrants exercised	(463,668)	3.47
Outstanding at June 30, 2001	2,908,450	4.14
Warrants granted equal to market price	109,868	5.00
Warrants granted greater than market price	1,217,500	2.28
Warrants cancelled or surrendered	(425,000)	8.15
Warrants exercised	(1,125,000)	1.48
Outstanding at June 30, 2002	2,685,818	3.81
Warrants granted greater than market price	235,000	3.28
Warrants granted below market price	1,119,080	2.68
Warrants exercised	(3,000)	3.25
Warrants cancelled or surrendered	(68,359)	8.99
Outstanding at June 30, 2003	3,968,539	3.37

During fiscal year ending June 30, 2003, 235,000 warrants were issued to various consultants as compensation for services performed.

In May 2003, the Company issued 419,279 warrants to a group of investors in connection with a sale of convertible debentures in the amount of $2.7 million. The Company valued these warrants using the Black Scholes Model and will amortize the costs as part of the debt discount over the three year life of the debentures. In addition, 36,923 warrants were issued as finders' fees.

In October 2002, the Company issued 444,000 warrants to a group of investors in connection with a sale of $3.7 million of convertible debentures. The Company valued these warrants using the Black Scholes Model and will amortize the costs as part of the debt discount over the three year life of the debentures. In addition, 86,863 warrants were issued as finders' fees.

In August 2002, the Company issued 132,015 warrants in connection with a private common stock sale of approximately $2.0 million.

In March 2002, the Company issued 100,000 warrants in connection with the acquisition of Authentidate International AG. In February 2002, the Company issued 1,080,000 warrants to certain Series B warrant holders with an exercise price of $2.00 per warrant in exchange for their exercise of 1,080,000 outstanding Series B warrants for which the Company received $1,485,000 in cash (Note 20).

In May 2001, the Company issued 114,000 warrants to two foreign institutions and 150,000 warrants to investment bankers as professional fees related to two private equity financings further described in Note 18.

The following is a summary of the status of common stock warrants at June 30, 2003::

	Outstanding Warrants			Exercisable Warrants	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 1.00 –$ 2.85	2,271,178	2.7	$ 2.06	2,271,178	$ 2.06
$ 2.86–$ 11.00	1,697,361	2.7	$ 5.13	1,697,361	$ 5.13

12. Commitments and Contingencies

We are the defendant in a third party complaint filed by Shore Venture Group, LLC (Shore Venture) in Federal District Court in Pennsylvania. The third party complaint was filed against us on May 7, 2001. Shore Venture is the defendant to an action commenced by Berwyn Capital. The third party complaint alleges a claim for breach of contract and seeks indemnification. A trial was held in October, 2002 and we are currently awaiting the verdict of the judge. Management believes that the claim will not have a material adverse impact on our financial condition, results of operations or cash flows.

We have also been advised of a claim by Shore Venture concerning additional shares of the Common Stock of our subsidiary, Authentidate, Inc. We are continuing to conduct settlement negotiations with Shore Venture in an effort to resolve all claims between the partners. Based on the settlement negotiations held between the parties to date, management believes that the resolution of all of our claims with Shore Venture will not have a materially adverse effect on our financial condition, results of operations or cash flows.

We are engaged in no other litigation which would be anticipated to have a material adverse impact on our financial condition, results of operations or cash flows.

At June 30, 2003, the Company had a severance accrual of $405,000 for employees that were terminated during fiscal year 2003. These payouts will occur throughout fiscal year 2004.

13. Cash Flows–Supplemental Information

Cash Flows

The Company paid interest in the amounts of $195,276, $115,378 and $115,323 for the years ended June 30, 2003, 2002 and 2001, respectively. Income taxes paid aggregated $494, $1,912 and $230 for the years ended June 30, 2003, 2002 and 2001, respectively.

Noncash Investing and Financing Activities

During the fiscal year ending June 30, 2003, the Company issued 130,000 shares of its common stock to acquire all of the shares of Trac Medical. In addition, the Company entered into capital lease obligations for property and equipment totaling $176,178, including interest (Note 9).

During the fiscal year ending June 30, 2002, the Company issued 1,425,875 shares of its common stock to acquire all the shares of Authentidate International AG that it did not already own. This transaction is more fully described in Note 1. During the fiscal year, the Company entered into capital lease obligations for property and equipment totaling $278,554, including interest.

During the fiscal year ended June 30, 2001, the Company issued 917,608 shares of its common stock with a value approximating $4,200,000, to acquire a portion of the remaining minority interest of Authentidate, Inc. In addition, the Company entered into capital lease obligations totaling $15,923, including interest. Furthermore, the Company issued 28,082 shares of common stock out of treasury (totaling $76,719) in connection with preferred stock being converted into common stock.

14. Employee Benefit Plan

The Company has a qualified defined contribution 401(k) profit sharing plan for all eligible employees. The Company can make contributions in percentages of compensation, or amounts as determined by the Company. The Company contributed $143,080, $134,640 and $111,869 to the plan during the years ended June 30, 2003, 2002 and 2001, respectively.

15. Intangible Assets

A summary of intangible assets is as follows:

	June 30, 2003		June 30, 2002		
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Useful Life In Years
Patents	$ 321,085	$ 43,679	$ 260,581	$ 24,792	17
Trademarks	138,578	22,583	106,803	15,654	20
Completed technologies	59,400	37,125	59,400	7,425	2
Accreditation	121,800	76,125	121,800	15,225	2
Licenses	15,101	9,567	13,600	4,533	3
Total	$ 655,964	$ 189,079	$ 562,184	$ 67,629	

Also refer to Note 1 with regard to Completed Technologies and Accreditation. The Company amortizes intangible assets under the straight line method. Amortization expense was $121,450, $49,970 and $9,537 for the years ended June 30, 2003, 2002 and 2001, respectively. Intangible amortization expense is expected to be immaterial for the next five fiscal years.

16. Financial Instruments

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk consist of cash and cash equivalents and trade accounts receivable. To reduce credit risk, the Company places its temporary cash investments with high credit quality financial institutions. The Company's credit customers are not concentrated in any specific industry or business. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

At June 30, 2003, there was one customer whose accounts receivable balance exceeded 30% of total accounts receivable. This receivable has since been substantially collected. At June 30, 2002, there was one customer whose accounts receivable balance exceeded 10% of total accounts receivable.

One DJS customer accounted for approximately 50% of consolidated net sales but only represented approximately $625,000 of gross profit out of total gross profit of $6.1 million, during the fiscal year ended June 30, 2003. Sales to this same customer accounted for approximately 13% of consolidated net sales for the fiscal year ended June 30, 2002, but only represented about $150,000 of gross profit. Sales to this customer were primarily low margin computer hardware sales.

Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents, Accounts Receivable, Accounts Payable and Accrued Expenses and Other Current Liabilities
The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximates fair value because of the short maturity of these instruments.

Long Term Debt
Long-term debt approximates fair value as the Company's current borrowing rate approximates the interest rates on its debt.

17. Segment Information

FAS 131 establishes standards for reporting financial and descriptive information about an enterprise's operating segments in its annual financial statements and selected segment information in interim financial reports.

The Company has three reportable segments: DocStar, a document imaging software company, DJS Marketing Group, Inc. (DJS), a computer systems integrator, and all Authentidate related companies including Authentidate Inc., Authentidate AG and Trac Medical Solutions Inc. DocStar sells document storage and retrieval software and related products through a national dealer network of approximately 100 dealers and DJS markets computer services including network services, internet services and software installation and integration. In addition, DJS sells a complete line of personal computers and peripheral equipment in the Albany, New York area primarily, although DJS has several national accounts. The Authentidate related businesses all provide authentication software services nationally and through AG internationally.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are separate divisions which are managed separately. The corporate expenses which are not managed at the segment level include all public company type expenses and therefore are excluded from the Company's operating segments results. Goodwill is included in corporate assets.

Segment Information:

	DocStar	DJS	Authentidate Related	Totals
2003				
Net sales from external customers	$ 6,781,230	$ 17,124,802	$ 1,380,439	$ 25,286,471
Intersegment revenues	13,770	62,268	—	76,038
Interest and other revenue	566	—	181,017	181,583
Interest expense	107,735	18,057	100,975	226,767
Depreciation and amortization	414,848	50,757	1,322,019	1,787,624
Segment profit/(loss)	796,866	146,917	(5,974,728)	(5,030,945)
Segment assets	4,327,634	3,198,953	2,268,673	9,795,260
2002				
Net sales from external customers	$ 6,719,803	$ 9,871,923	$ 51,178	$ 16,642,904
Intersegment revenues	—	88,577	—	88,577
Interest and other revenue	15,411	23	25,725	41,159
Interest expense	110,185	1,675	12,964	124,824
Depreciation and amortization	431,910	60,819	1,172,387	1,665,116
Segment profit/(loss)	287,859	96,801	(5,723,055)	(5,338,395)
Segment assets	4,878,141	4,112,197	3,316,513	12,306,851
2001				
Net sales from external customers	$ 6,239,579	$ 11,620,407	$ 558	$ 17,860,544
Intersegment revenues	—	428,488	—	428,488
Interest and other income	14,792	—	2,352	17,144
Interest expense	112,784	12,032	—	124,816
Depreciation and amortization	411,441	58,468	1,120,840	1,590,749
Segment profit/(loss)	(459,391)	385,283	(5,824,663)	(5,898,771)
Segment assets	5,454,528	3,372,212	3,746,305	12,573,045

Reconciliations:

	2003	2002	2001
Total net sales for reportable segments	$ 25,362,509	$ 16,731,481	$ 18,289,032
Elimination of intersegment revenues	(76,038)	(88,577)	(428,488)
Total consolidated net sales	$ 25,286,471	$ 16,642,904	$ 17,860,544
Total profit or loss for reportable segments	$ (5,030,945)	$ (5,338,395)	$ (5,898,771)
Product development expenses	(2,534,777)	(2,170,173)	(1,221,639)
Corporate expenses and other	(2,258,830)	(2,494,793)	(2,188,413)
Elimination of intersegment profits	(8,293)	12,232	(15,280)
Loss before income taxes	$ (9,832,845)	$ (9,991,129)	$ (9,324,103)
Total assets for reportable segments	$ 9,795,260	$ 12,306,851	$ 12,573,045
Corporate assets	15,274,268	13,760,530	13,322,487
Elimination of intersegment assets	(23,688)	(15,395)	(27,627)
Consolidated total assets	$ 25,045,840	$ 26,051,986	$ 25,867,905

In Germany, the Company had revenues from external customers of $857,540 for 2003 and $25,267 for the period March 2002 through June 2002 (See Note 1) and segment assets of $918,930 and $635,665 at June 30, 2003 and 2002, respectively. All other revenue and assets are located in the United States.

18. Private Equity and Debt Offerings

In May and June 2003, the Company sold convertible debentures with a face value of $2,725,300 to institutional investors and warrants to purchase 419,279 shares of common stock (Note 19). The debentures are convertible into shares of the Company's common stock at an initial conversion price of $2.60 per share. The debentures are due three years from the date of issuance and accrue interest at the rate of 7% per annum, payable quarterly in arrears. At the option of the Company, the interest may be paid in either cash or additional shares of common stock. The warrants are exercisable for a period of five years from the date of issuance; 50% of the warrants are initially exercisable at $2.60 per share and the remaining 50% of the warrants are initially exercisable at $2.86 per share. The conversion price of the debentures and the exercise price of the warrants are subject to adjustment in the event the Company issues common stock or securities convertible into common stock at a price per share of common stock less than the conversion price or exercise price on the basis of a weighted average formula. In addition, the conversion price of the debentures and the exercise price of the warrants are subject to adjustment at any time as the result of any subdivision, stock split, combination of shares or recapitalization. At June 30, 2003, the convertible debentures are convertible into 1,048,192 shares of common stock.

In October 2002, the Company sold convertible debentures with a face value of $3,700,000 to institutional investors and warrants to purchase 444,000 shares of common stock. The debentures are convertible into shares of the Company's common stock at an initial conversion price of $2.50 per share. At June 30, 2003, the convertible debentures are convertible into 1,480,000 shares of common stock. The debentures are due three years from the date of issuance and accrue interest at the rate of 7% per annum, payable quarterly in arrears. At the option of the Company, the interest may be paid in either cash or additional shares of common stock. The warrants are exercisable for a period of four years from the date of issuance and are initially exercisable at $2.50 per share. The conversion price of the debentures and the exercise price of the warrants are subject to adjustment in the event the Company issues common stock or securities convertible into common stock at a price per share of common stock less than the conversion price or exercise price on the basis of a weighted average formula. In addition, the conversion price of the debentures and the exercise price of the warrants are subject to adjustment at any time as the result of any subdivision, stock split, combination of shares or recapitalization. The Company has an option, but not a requirement, to sell another $2,470,000 of convertible debentures to the same investors provided the Company's common stock maintains a trading price at or above $3.00 per share for the 15 trading days preceding an election to sell additional debentures. This option is in effect for 12 months following the effective date of the registration statement covering the shares underlying the debentures. In September 2003, the Company exercised its option and sold $2,470,000 of convertible debentures to the same group of investors (Note 22).

Under generally accepted accounting principles, the Company is required to record the value of the beneficial conversion feature of these convertible debentures as debt discount. In addition, the value of the warrants using the Black Scholes method is also recorded as debt discount. The total debt discount recorded on the two convertible debenture sales during fiscal 2003 was approximately $3,598,000. This debt discount will be amortized and charged to interest expense over a period of 36 months. In the event the investors convert the debentures prior to the end of 36 months, then generally accepted accounting principles require the Company to expense the unamortized balance of the debt discount in full.

Through June 30, 2003, $489,000 has been recorded as noncash interest expense on the Company's income statement relative to the amortization of debt discount on these convertible debentures. Going forward, the Company will incur a noncash interest expense of approximately $1,200,000 per year.

In July 2002, the Company sold 660,077 shares of its common stock at $3.03 per share in a private transaction. The Company received gross proceeds of approximately $2.0 million before expenses. The Company also issued 132,015 common stock purchase warrants to the buyers, which have an exercise price of $3.26 per share and have a five-year life.

In 2001, the Company, in two separate transactions closed on the sale of $5,500,000 of its securities to two foreign institutions pursuant to Regulation S, promulgated under the Securities Act of 1933, as amended. In the transactions, the Company sold 5,500 of its Series C convertible preferred stock, with a dividend rate of 4%, payable in either cash or Company common stock to the foreign institutions convertible at $4.845 per share and five year warrants to purchase 114,000 shares of common stock exercisable at $4.845 per share. The conversion price is not subject to resets or adjustments for changes in the market price of the Company's common stock. The right of conversion incorporated into the Series C preferred stock constitutes a beneficial conversion feature which was determined to have a value of approximately $1,464,002. The beneficial conversion feature was amortized as a preferred stock dividend over a one-year period commencing July 1, 2001 using the effective interest method. The Company received net proceeds of approximately $5,200,000 from the transaction after paying commissions and expenses. The securities sold in this offering are restricted securities under the terms of Regulation S and may not be transferred or resold in the United States for a period of one year, except pursuant to registration under the Securities Act or an exemption thereunder. During the fiscal year ended June 30, 2003 and 2002, 400 Series C preferred shares and 1,500 Series C preferred shares were converted into 82,560 common stock shares and 309,598 common stock shares, respectively.

During fiscal 2000, the Company closed three concurrent private offerings. In the first offering, the Company sold 740,000 units at an aggregate offering price of $740,000, each unit consisting of two shares of common stock and two Series B common stock purchase warrants (the "Series B warrants"). The Series B warrants entitle the holder to purchase one share of common stock at an exercise price of $1.375 per share during the offering period commencing on the date of issuance and terminating five years thereafter. The Series B warrants are redeemable at any time commencing one year after issuance at the option of the Company with not less than 30 nor more than 60 days written notice to the registered holders at a redemption price of $.05 per warrant provided; (i) The public sale of the shares of common stock issuable upon exercise of the Series B warrants are covered by a tentative registration statement; and (ii) During each of the immediately preceding 20 consecutive trading days ending within 10 days of the date of the notice of redemption, the closing bid price of the Company's common stock is at least $3.25 per share. As of June 30, 2003, 400,000 Series B warrants are outstanding.

In the second offering, the Company sold 50,000 shares of a newly created class of Series B convertible cumulative preferred stock (the "Series B preferred stock"). The Series B preferred stock was sold at $25.00 per share for an aggregate offering price of $1,250,000. Dividends on the Series B preferred stock are payable at the rate of 10% per annum, semi-annually in cash. Each share of Series B preferred stock is convertible into shares of the Company's common stock or is converted into such number of shares of the common stock as shall equal $25.00 divided by the conversion price of $1.875 per share subject to adjustment under certain circumstances. Commencing three years after the closing, the conversion price shall be the lower of $1.875 per share or the average of the closing bid and asked price of the Company's common stock for the 10 consecutive trading days immediately ending one trading day prior to the notice of the date of conversion; provided, however, that the holders are not entitled to convert more than 20% of the Series B preferred shares held by such holder on the third anniversary of the date of issuance per month. The Series B Preferred Stock is redeemable at the option of the Company at any time commencing one year after issuance or not less than 30 nor more than 60 days written notice at a redemption price of $25 per share plus accrued and unpaid dividends provided; (i) the public sale of the shares of common stock issuable upon conversion of the Series B preferred stock (the "Conversion Shares") are covered by an effective registration statement or are otherwise exempt from registration; and (ii) during the immediately preceding 20 consecutive trading days ending within 10 days of the date of the notice of redemption, the closing bid price of the Company's common stock is not less than $3.75 per share.

On October 30, 2002, the Company filed a Certificate of Amendment of the Certificate of Designations, Preferences and Rights and Number of Shares of Series B preferred stock with the Secretary of State of the State of Delaware. The amendment provides that the conversion rate applicable to the outstanding shares of Series B preferred stock will be fixed at $1.40. Previously, the conversion rate was equal to the lower of $1.875 and the average of the closing bid and asked prices of our common stock for the immediately preceding ten consecutive trading days ending one day prior to the notice of conversion; provided, however, that the conversion rate would not be below $0.875. Accordingly, the outstanding 28,000 shares of Series B preferred stock are presently convertible into an aggregate of 500,000 shares of the Company's common stock. Prior to the amendment, the outstanding shares of Series B preferred stock were convertible into a maximum of 800,000 shares of the Company's common stock. In consideration of obtaining the consent of the holder of the outstanding Series B preferred stock, the Company agreed to defer its ability to redeem those shares for a period of two years.

As of June 30, 2003, 22,000 Series B preferred shares have been converted leaving 28,000 shares outstanding which are convertible in 500,000 common shares.

Commencing October 2004, the Series B preferred stock is redeemable at the option of the Company without regard to the closing price of the Company's common stock.

As part of this equity offering in fiscal 2000 the Company also created a new subsidiary, Authentidate, Inc. In connection with the above offerings, the purchasers were granted the right to purchase 20% of Authentidate for $100,000. The purchasers subsequently exercised this right, however, the Company repurchased this portion in fiscal year 2001 and now own approximately 98% of Authentidate (Note 1). In addition, the Purchasers were issued an aggregate of 999,999 Series C common stock purchase warrants (the "Series C warrants"). The Series C warrants were redeemable at any time commencing six months after issuance, on not less than 30 nor more than 60 days written notice to registered holders at a redemption price equal to $.05 per warrant, provided (i) the public sale of the shares of common stock issuable upon exercise of the Series C warrants (the "Warrant Shares") are covered by an effective registration statement or are otherwise exempt from registration; and (ii) during each of the immediately preceding 20 consecutive trading days ending within 10 days of the date of the notice of redemption, the closing bid price of the Company's common stock is not less than 120% of the current exercise price of the Series C warrants.

The Series C warrants were also divided into three classes (333,333 warrants per class) to provide for varying exercise prices. The exercise price of the Series C warrants is as follows:

Class I - $1.50 per share of common stock, increasing (i) $.75 per share thirty days after the effective date of the registration statement covering the underlying shares (the "Registration Statement"); (ii) an additional $.75 per share seven months after the effective date of the Registration Statement; and (iii) an additional $.75 per share 13 months after the effective date of the Registration Statement, subject to adjustment for stock splits and corporate reorganizations.

Class II - $1.50 per share of common stock, increasing (i) $.75 per share sixty days after the effective date of the Registration Statement; (ii) an additional $.75 per share seven months after the effective date of the Registration Statement; and (iii) an additional $.75 per share 13 months after the effective date of the Registration Statement, subject to adjustment for stock splits and corporate reorganizations.

Class III - $1.50 per share of common stock, increasing (i) $.75 per share ninety days after the effective date of the Registration Statement; (ii) an additional $.75 per share seven months after the effective date of the Registration Statement; and (iii) an additional $.75 per share 13 months after the effective date of the Registration Statement, subject to adjustment for stock splits and corporate reorganizations.

All of the Series C warrants had been exercised as of June 30, 2002.

The Company received gross proceeds of approximately $2,100,000, approximately $1,900,000 after expenses. The Company utilized the proceeds of the three offerings as follows: approximately $600,000 was utilized to repay a portion of the Company's line of credit; approximately $160,000 was utilized to make a past due interest payment on the Company's outstanding 8% convertible notes, and the remainder was reserved for working capital.

As of June 30, 2003, the 3,600 Series C preferred shares outstanding are convertible into 743,034 shares of common stock.

19. Related Party Transactions

The Company entered into certain loan and security arrangements involving Mr. John T. Botti, our Chairman and Chief Executive Officer, principally relating to certain obligations to financial institutions collateralized by Mr. Botti's stock in AHC. The Company initially established these arrangements in 2001, and agreed to certain modifications in February 2002, as described below.

In January 2001, the Company made a loan of $317,000 to Mr. Botti so as to enable him to avoid a margin call on the shares of AHC common stock owned by him that were held in a brokerage account, as the Board of Directors believed that failing to do so would have a material adverse impact on the market price of its stock (the "2001 Loan"). The 2001 Loan was collateralized by a lien on all of the shares of AHC owned by Mr. Botti, as well as shares issuable to Mr. Botti upon the exercise of stock options granted to him. On February 14, 2002, the Company agreed to loan an additional amount of $203,159 to Mr. Botti, which loan was also collateralized by a lien on all shares of AHC owned by Mr. Botti or issuable to him (the "2002 Loan"). The 2001 Loan bore interest at the rate of 9% per annum. The 2002 Loan bore interest at the rate of 6% per annum. These loans were paid in full in June 2003 as the result of Mr. Botti selling his 100 shares of Series A preferred stock to the Company for $850,000. The Series A preferred stock had been appraised at $1,100,000 by an independent nationally recognized appraisal and valuation firm.

On May 29, 2003, the Company completed the sale of a private financing in the amount of $2,725,300 of securities to certain investors pursuant to Section 4(2) of the Securities Act of 1933, as amended and Regulation D, promulgated thereunder (Note 18). In the transaction, the Company sold $2,725,300 of convertible debentures and warrants to purchase an aggregate of 419,279 shares of common stock. A non-executive member of our Board of Directors participated in this financing and purchased $250,000 aggregate principal amount of convertible debentures and received 38,462 common stock purchase warrants. Further, an entity affiliated with a non-executive member of our Board of Directors, purchased $250,000 aggregate principal amount of convertible debentures and received 38,462 common stock purchase warrants in this financing. In addition, an entity that is currently a beneficial owner of in excess of 5% of our common stock participated in this financing, purchasing $250,000 aggregate principal amount of convertible debentures and receiving 38,462 common stock purchase warrants purchased. The convertible debentures, which are payable in full in May 2006, bear interest at 7% annum, payable quarterly in arrears.

20. Private Financing

In February 2002, the Company offered the holders of its Series B common stock warrants the opportunity to receive new warrants upon the exercise of the Series B warrants for cash. The exercise price of these warrants was $1.375 per common stock warrant. The warrant holders would receive a new warrant exercisable at $2.00 per common stock warrant, which was slightly above the market price of the Company's common stock on February 19, 2002, the date the Board approved the transaction. 1,080,000 warrants were exercised and the Company received $1,485,000 in cash, in addition 1,080,000 new warrants were issued. The new warrants expire October 1, 2004 and have no registration rights.

21. Interest/Other Income and Interest Expense

Interest and other income at June 30 consist of:

	2003	2002	2001
Interest income from financial institutions	$ 76,606	$ 140,393	$ 381,990
Proceeds from "9/11 Fund"	163,465	—	—
Proceeds from insurance company related to 9/11 attack	275,489	—	—
Miscellaneous income	56,921	39,967	18,006
Total interest and other income	$ 572,481	$ 180,360	$ 399,996

Interest and other income at June 30 consist of:

	2003	2002	2001
Interest paid to financial institutions	$ 211,573	$ 124,824	$ 124,816
Interest paid in stock	143,666	—	—
Accrued non-cash interest related to discount on convertible debt	489,414	—	—
Interest paid on convertible debt	27,203	—	—
Total interest expense	$ 871,856	$ 124,824	$ 124,816

22. Subsequent Events

On September 12, 2003, we completed the sale of $2,470,000 of convertible debentures which mature in September 2006 and bear interest at 7% payable quarterly in cash or stock at the Company's option. Included in the sale were warrants to purchase an aggregate of 247,000 shares, having an exercise price of $3.00 per share and expiring in four years. The portion of the sale price allocated to the fair value of the warrants (approximately $800,000) and the beneficial conversion feature value (approximately $1,500,000) will be recorded as a debt discount and amortized as interest expense over the term of the debt. In addition to this financing, on September 22, 2003, the Company sold 166,667 shares of common stock and warrants to purchase 50,000 shares of Company common stock to an investor who participated in the May 2003 financing. The shares were sold for $3.00 per share and the investor agreed to a one- year lock-up during which he will be unable to sell or otherwise transfer the securities purchased in this sale. 50,000 warrants were also issued to this investor which have an exercise price of $3.00 and expire in four years. The underlying shares of these warrants are also subject to a one-year lock-up. The Company also issued five year warrants to purchase an aggregate of 59,400 shares of Company common stock to certain consultants for services rendered in connection with these transactions which are exercisable at $3.00 per share. The consultants also received a cash fee equal to 6% of the gross proceeds that the Company received.

23. Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended June 30, 2003				
Net sales	$5,464,576	$5,920,575	$8,105,870	$5,795,450
Gross profit	1,299,933	1,773,383	1,453,173	1,590,146
Net loss	(1,994,866)	(1,953,555)	(3,009,758)	(2,881,130)
Loss per share	(.10)	(0.10)	(0.15)	(0.14)
Fiscal year ended June 30, 2002				
Net sales	$3,263,503	$4,131,286	$3,592,159	$5,655,956
Gross profit	972,142	1,191,812	1,087,126	1,301,289
Net loss	(2,608,970)	(2,222,955)	(2,533,384)	(2,586,093)
Loss per share	(.19)	(0.16)	(0.18)	(0.16)

Corporate Information

Corporate Office

2165 Technology Dr.
Schenectady, NY 12308
518.346.7799
800.367.5906

Subsidiaries

DJS Marketing Group, Inc.

4 Petra Lane
Albany, NY 12205

Authentidate, Inc.

43rd Floor
2 World Financial Center
New York, NY 10281

Trac Medical Solutions, Inc.

2165 Technology Dr.
Schenectady, NY 12308

Authentidate International, AG

Ratingen, Germany

Transfer Agent

Continental Stock Transfer and Trust Co.
17 Battery Place
New York, NY 10004
212.509.4000

Legal Counsel

Goldstein & DiGioia, LLP

45 Broadway
New York, NY 10006

Independent Accountants

PricewaterhouseCoopers LLP

80 State St.
Albany, NY 12207

Investor Relations Firm

John A. Stiles & Assoc.

Creve Coeur, MO 63141
314.994.0560

Website

www.AuthentidateHC.com

NASDAQ Symbol

ADAT

A copy of the fiscal 2003 Form 10-K filed with the Securities and Exchange Commission may be obtained by shareholders without charge by writing to the Assistant to the President of the Company at the corporate address or by contacting our Investment Relations firm or over the Internet. For shareholder communications regarding change of address, transfer of share ownership or lost certificates, please contact our Transfer Agent listed above.

Management Team and Directors



John T. Botti
Chairman of the Board
Chief Executive Officer



Dennis H. Bunt
Chief Financial Officer



Thomas M. Franceski
Vice President
Technology Products Group



Peter R. Smith
Chief Operating Officer
Authentidate Group



Jeffrey S. Frankel
Chief Executive Officer
Trac Medical



Jan Wendenburg
Chief Executive Officer
Authentidate
International AG



J. Edward Sheridan
Director
President,
Sheridan Management Corp.



Charles C. Johnston
Director
Chairman of the Board,
Ventex Technology, Inc.



Dr. F. Ross Johnson
Director
Chairman of the Board,
RJM Group



J. David Luce
Director
Senior Vice President,
Lehman Brothers



Harry Silverman
Director
Executive Vice President
and Chief Financial Officer,
Domino's Pizza

AuthentiDate™
Holding Corp.

2165 Technology Drive • Schenectady, New York 12308
Phone: 518.346.7799 • Fax: 518.346.1644
www.AuthentiDateHC.com